CAPITAL ADEQUACY AND RISK MANAGEMENT REPORT
PILLAR 3

SEK 08

PILLAR 1 PAGE 8
PILLAR 2 PAGE 30

Contents

EXECUTIVE SUMMARY	3
INTRODUCTION	4
Basel II	4
SEK Group	4
Risk management abilities provide business opportunities and stability	5
Risk management and risk control	6
Organization	6
Risk Control	6
Compliance	7
Internal Audit	7
PILLAR 1	8
Credit risk	8
Calculation of risk-weighted assets	8
Calculation of risk-weighted assets in accordance with the IRB-approach	8
Calculation of risk-weighted assets in accordance with the standardized approach	9
Internal ratings-based approach (IRB)	9
SEK’s Rating Committee	9
Time horizon and classification philosophy	9
Exposure classification within SEK	11
Rating methodology	11
Model for financial institutions	11
Corporate model	11
Specialized lending	11
Securitization positions	11
Limits, risk reporting and risk measurement systems	12
SEK-specific exemptions	12
Validation process	12
The IRB-Use test	13
Information about migration between risk classes	15
Information about the correlation between internal and external rating	16
Information about the credit portfolio	17
Exposures by exposure class	17
Exposures by risk class	18
Exposures divided by geographic distribution	18
Exposures divided by remaining maturity	19
Exposures by industry classification	19
Number of exposures by industry and risk class	19
Information about securitization positions	21
Comparison between expected loss and actual losses	21
Credit risk concentrations	22
Write-downs and past due exposures	22
Lehman Brothers	23
Credit risk mitigation	23
Guarantees	23
Credit derivatives	23
Collateral	24
Counterparty risk	24
Information about counterparty risk	24
Capital requirement credit risk	25
Market risk	25
Operational risk	25
Capital requirement for operational risk	26
CAPITAL ADEQUACY	27
Capital adequacy analysis	27
Capital base	27
Capital contribution	27
Subordinated debt	28
PILLAR 2	30
Internal capital adequacy assessment (ICAAP)	30
Quantifiable risks (1–4)	30
Economic capital	30
Credit risk modeling	31
Comparison between Pillar 1 and Pillar 2	31
Concentration risk	31
Less quantifiable forms of risks (5–7)	32
Connection between risk-related control and governance at the corporate level	33
Strategic risk	33
Analysis and conclusions	33
Risk appetite	33
The Company’s largest risks	34
Credit risks	34
Market risks	34
Operational risks	34
Conclusions	34
Interest rate risk in the banking book	35
Interest rate risk reporting to the Swedish Financial Supervisory Authority	35
Funding and liquidity risk	35
Information about liquidity risk and funding activities	36
Liquidity risk from a short-term perspective	36
Liquidity risk from a long-term perspective	37
Diversification	37
Liquidity portfolio	38

GLOSSARY	39

2	SEK RISK REPORT 2008

Executive summary

Since 2007, the EU and national authorities in Sweden have applied the capital adequacy regulations, of Basel II.

     The main structure of Basel II is made up of three so-called pillars. Under Pillar 1, the minimum capital requirements for credit and market risks as well as operational risks are calculated based on explicit calculation regulations. Under Pillar 2, institutions identify different risks and assess risk management in a broader perspective, complementing the capital requirements calculated within the framework of Pillar 1. Pillar 3 concerns, and places demands on, improved openness and transparency and how institutions reports on its operations to the market and the public.

     In November 2008, the government proposed that SEK’s capacity to assist the Swedish export industry with long-term financing should be strengthened, partly through a capital contribution of Skr 3 billion in new shareholders’ funds, and partly through the transfer of shares in the governmental company,Venantius AB, to SEK.The proposal was approved by parliament and has been implemented in its entirety.The government’s capital contribution of a total of Skr 5.4 billion (including equity in Venantius AB) has affected SEK’s capital base positively by the same amount.

     On December 31, 2008, SEK’s risk-weighted assets (RWA) were calculated in accordance with Basel II at Skr 64 billion, which does correspond to a Tier-1 ratio of 20.4 percent and a total capital adequacy ratio of 21.4 percent, without taking into consideration the transitional rules. Adjusted for the authority’s transitional rules for the first years with Basel II, SEK reported risk-weighted assets of 88 billion, a Tier-1 ratio of 14.8 percent and a total capital adequacy ratio of 15.5 per-cent.This takes into account the authority’s floor for the implementation of Basel II during 2008 having been lowered from 95 percent to 90 percent of the previous capital requirement.With RWA calculated in accordance with the previous regulations (Basel I), the capital relationships should have totalled 13.9 and 13.2 percent, respectively.

     SEK’s internal capital adequacy assessment process is assessed to be in line with the framework’s underlying principles. In summary, SEK’s assessment is that SEK’s available capital balances the company’s expected risks by a sufficient margin and in a way that supports the company’s high degree of creditworthiness.

Introduction

The purpose of this risk report is to provide information about risks, risk management and capital adequacy in accordance with Pillar 3 of the new capital adequacy regulation (Basel II). Information requirements can be found in the Swedish Financial Supervisory Authority’s regulation (FFFS 2007:5). The figures reported in the document refer to the group. The figures for the Group and Parent Company are essentially the same.

Basel II

As from the beginning of 2007, the reformed Basel rules (Basel II) came into force in Sweden and the rest of the EU. The main purposes of the new rules were to achieve greater transparency and improved risk management in banks and financial institutions and, thus, boost the stability of the financial system. An impor-tant part of the Basel II approach is the principle that institutions should maintain capital levels that are commensurate with the institutions’ risk profiles.

     A risk-based capital adequacy ratio of at least eight percent for credit risks was formalized in the Basel agreement from 1988 and the capital requirements for market risks were implemented in 1996. These regulations are sometimes called the Basel accord re-garding capital adequacy or Basel I. Risk-based capital adequacy meant that different categories of borrowers, in considering the question of credit risk, were allocated different risk weights that were associated with the risk that each borrower would not be able to fulfill its loan commitments. The capital requirement was then calculated as the loan amount multiplied by the risk weight multiplied by eight percent. There were relatively few varying weights under the Basel I accord. The regulations for capital requirement therefore needed to be revised.

     To reflect the development that has occurred within the financial sector, the new regulation needed to include a closer association between risk and capital requirements in every individual case. Different regulations needed to be applied depending on how advanced the individual institution was in its risk and capital management. Institutions with less complex risks would use simpler regulations. More advanced institutions would, on the other hand, be allowed to use more advanced alternatives, which would essentially increase the burden on the institution but also establish an even closer connection between risk and capital requirements, which would better mirror the institutions own risk calculations. In addition to the capital requirements for credit and market risks, explicit capital requirements were also established under Basel II for operational risks. Operational risk factors were considered to be important to financial institutions and needed to be taken into consideration in a revised regulation regarding capital requirements. The new regulations were expanded to include both quantitative and qualitative requirements for institutions and, in addition, the requirement for the submission of certain company information.

The main structure of the new system consists of the three so-called Pillars.

•	Pillar 1 deals with minimum capital requirements for credit and market risks and also for operational risks, based on explicit calculation rules.
•	Pillar 2 concerns national supervisory authorities’ evaluation of risks and describes the institutions risk and capital manage-ment and also establishes the supervisory authorities’ functions and powers. Further, under Pillar 2 each financial institution must identify risks and assess risk management from a wider perspective, to supplement the capital requirements calculated within the scope of Pillar 1. This Internal Capital Adequacy Assessment Process (ICAAP) also takes into qualitative risks which cannot be directly measured in the form of exposures that can be covered by capital.
•	Pillar 3 concerns, and places demands on, improved openness and transparency and how the institutions, in a broad meaning, shall report their operations to the market and the public.

An institution shall, under Pillar 1, at every point in time have a capital base that at least corresponds to the sum of the capital requirements for credit risks, market risks and operational risks. This is calculated in accordance with the Capital Adequacy Act, (2006:1371), regarding capital adequacy and large exposures as well as the Swedish Financial Supervisory Authority’s regulations and general guidelines (FFFS 2007:1) regarding capital adequacy and large exposures.

SEK Group

The information in this risk report refers to the financial group. The financial group’s parent company, AB Svensk Exportkredit, has its registered office in Stockholm, Sweden, with the address Västra Trädgårdsgatan 11B, Box 16368, SE-103 27 Stockholm.

Table 1: Specification of subsidiaries included in the financial group as of Decmber 31, 2008

				Voting
	Corporate	Number of	Book value	power of
Subsidiaries	registration number	shares	(Skr mn)	holding (%)	Domicile	Consolidation method
AB SEKTIONEN	556121-0252	4,000	103.5	100%	Stockholm	Purchase method
AB SEK Securities	556608-8885	100,000	10.0	100%	Stockholm	Purchase method
SEK Financial Advisors AB	556660-2420	5,000	5.0	100%	Stockholm	Purchase method
SEK Financial Services AB	556683-3462	1,000	0.1	100%	Stockholm	Purchase method
SEK Customer Finance AB	556726-7587	1,000	1.6	100%	Stockholm	Purchase method
SEK Exportlånet AB	556761-7617	1,000	0.1	100%	Stockholm	Purchase method
Venantius AB (publ)	556449-5116	5,000,500	2,441.3	100%	Stockholm	Purchase method
Total			2,561.6

4	SEK RISK REPORT 2008

AB Svensk Exportkredit has corporate ID number 556084-0315. The group (SEK) included, as of December 31, 2008, AB Svensk Exportkredit and its wholly-owned subsidiaries AB SEKTIONEN, AB SEK Securities, SEK Financial Advisors AB, SEK Financial Services AB, SEK Customer Finance AB, SEK Exportlånet AB and also Venantius AB (publ) (“Subsidiaries”). Together, these are referred to as the “group”. AB SEKTIONEN’s most important asset is its property, which houses SEK’s offices. SEKTIONEN currently does not carry out any operation other than the leasing of the property to SEK. AB SEK Securities arranges bond loans and other types of debt obligations with authority from the Swed-ish Financial Supervisory Authority. SEK Financial Advisors AB offers financial consulting services. SEK Customer Finance AB specializes in cross-border customer financing for capital equip-ment. SEK Financial Services AB and SEK Exportlånet AB are inactive corporates while Venantius AB (publ) is a credit market company whose primary task is to manage certain housing loans acquired from other creditors.

     The subsidiaries are controlled by the parent comany, AB Svensk Exportkredit. The definition control is fulfilled because the parent company can exercise control over the company’s financial and operating policies for the purpose of obtaining economic benefits. The consolidated accounts have been formulated in accordance with the acquisition method. Reporting of subsidiaries is included in the consolidated reporting from the time of acquisition, when a controlling influence exists, up through the point in time when the parent company’s control ceases. The accounting principles in subsidiaries have, when needed, been adapted for the purpose of establishing unified reporting within the group. Internal group transactions as well as receivables and liabilities, including unrealized revenues and expenses that have arisen in internal group transactions, are eliminated in the preparation of the consolidated accounts. There is no difference regarding the consolidation principles between consolidated accounting and the group-based accounting.

Risk management abilities provide business opportunities and stability

SEK’s customers often require large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk-mitigating techniques. Therefore, in order to be able to carry out such transactions, a well-developed risk management

5	SEK RISK REPORT 2008

system is required. Risk management requires knowledge and processes that are able to handle well-known risks with well-defined techniques, but, which can also identify new risks and manage them by developing new techniques. It is not only in customer financing that risk management skills are decisive for success. Based on SEK’s business model, which has been used for many years, SEK’s funding activities benefit from the market’s various types of risk preferences. By being flexible and accepting new types of structures at an early stage – but also being able to handle the interest-rate risks – it is possible to satisfy investor demands regarding risk exposure and at the same time obtain funding on favorable terms. A key part of this management is transaction documentation. SEK has for many years been pushing forward the development of documentation techniques.

Risk management and risk control

By providing its customers with financial solutions and products SEK exposes itself to various risks that have to be managed. The company’s profitability is directly dependent on its ability to assess, manage and price these risks, while at the same time retaining sufficient capital strength to be able to meet unforeseen developments. Constant priority is placed on the risk management process and it is, therefore, developed continually. Support from SEK’s Board of Directors, a clear line of decision making, combined with awareness of risk among our employees, uniform definitions and principles, and control of risks incurred within an approved framework, as well as transparency in the external accounts, make up the cornerstones of SEK’s risk and capital management.

     Risk management contains two important components. One is to manage risks so that net risks are kept at the right level. The other is to assess the company’s internal capital adequacy and ensure a level and composition of the capital base that is in harmony with the development of business activities.

Illustration 2: Basic Principles for Risk Management

■ SEK will carry out its business in such a manner that SEK is perceived as a first-class counterparty by its business counterparties.

■ SEK shall be selective in its selection of counterparties in order to ensure high creditworthiness.

■ All SEK’s credit commitments will at all times be fully funded through maturity.

■ SEK will at all times have a capital base that is well above regulatory requirements.

SEK defines risk1 as the probability for a negative deviation from an expected financial result. Risk management includes all activities that affect assumption of risk, i.e., SEK’s processes and systems that identify, measure, analyze, monitor and report risks at an early stage. Adequate internal control, consisting of a set of rules, systems and routines, as well as follow-up of observance of them, ensures that the company is run in safe, efficient and controlled form. Risk control refers to all activities for measuring, reporting and responding to risks, independent of the risk-taking commercial units. SEK implements risk control from two differ-ent perspectives: (i) partly through risk-related management and control that primarily includes risk management and limits, and (ii) partly through management and control that is carried out at the company level and, which includes organization, corporate governance and internal control.

Organization

The ultimate responsibility for SEK’s business, and for ensuring it is carried out within the framework of a good internal control system, is held by the Board of Directors. The Board draws up central policy documents and at every meeting receives a summary report of the risk situation. The President is responsible for ongoing administration. In addition to the Board and the President, there are committees with various competences to make decisions depending on the types of risks encountered. The Board has established, for example, a dedicated Finance Com-mittee whose primary task is to monitor and manage SEK’s risk profile, risk level and capitalization. Meanwhile the Board’s Credit Committee constitutes, the highest decision-making body (after the Board itself) in individual matters of credits.

     The Executive Committee’s Finance Committee (the Asset and Liability Committee, ALCO), which the President chairs, manages, among other things, SEK’s overall risk level, and pro-poses market risk limits and methods for risk measurement and distribution of internal capital. ALCO draws up steering docu-mentation for the distribution of responsibility and handling of SEK’s risk types and for the relationship between risk and capital, within the framework of the Board of Directors’ overall capital policy. The Executive Committee’s Credit Committee, which the President also chairs, is responsible for matters concerning credits and credit-risk management within SEK. Within the framework for its mandate, and on the basis of the order of delegation decided by the Board, the Credit Committee has the right to make credit decisions. SEK’s risk-related management and control is directed towards credit-, market-, liquidity-, and operational risks. The management and control at the corporate level covers the entire group, i.e., all risks, but are directed especially at risk appetite and ambient risk.

Risk Control

SEK’s independent risk control is carried out by the Risk Control function, which reports to the Head of Risk and to the President. SEK’s policy documents for the risk and capital areas are reviewed and updated annually by the Head of Risk, but must be approved by the respective decision-making bodies. Based on a portfolio perspective, Risk Control is responsible for control, analysis and reporting of financial risks. These risks are primarily made up of credit and counterparty risks, and market risks, as well as funding and liquidity risks.

     The Risk Control function monitors the company’s scope and alignment regarding risk strategy, risk management and rating methods for credit risk classification, as well as calculating, analyzing and forecasting regulatory capital adequacy and the need for economic capital. The function is also responsible for the choice of methods and models, and must act as a center of excellence, with the task of contributing to increasing SEK’s risk management capacity, among other things with the inten-tion of analyzing diversification and risk-mitigation effects. An important part of Risk Control’s work is to keep pace with the business functions with regard to the knowledge of the risks that occur in the company and, thereby, be able to manage new questions that arise within the area.

1 Risk is a balancing of both probabilities and consequences in any given event. The expression “risk” is generally used when there is at least one negative consequence of an event. The balancing means that the risk, in total, may be high, even if the probability is low, depending on whether or not the consequences are serious.

6	SEK RISK REPORT 2008

Compliance

There is also a Compliance function in SEK. The overall purpose of this function is to secure adherence to the various rules governing SEK. The Complicance function reports to the President, but also to the Board.

Internal Audit

The Internal Audit function, which audits and evaluates the integrity in the above mentioned risk management, is completely separated from the parts of the organization that are being audited. The function reports to the President but is also obliged to report to the board. Internal Audit does not participate in the everyday business activities within the company.

     It is a fundamental principle for all control functions to be independent of the commercial activities. See the chart below that shows SEK’s organization for management and control.

7	SEK RISK REPORT 2008

Pillar 1

Pillar 1 allows institutions to choose between various alternatives based on their development level.

     In regard to credit risks the standardized approach is the simplest. It is similar to Basel I, but contains more risk weights, all of which are established by national authorities. Institutions can expand upon the supervisory authorities’ selection of risk weights by using risk assessments from recognized credit rating agencies such as Moody’s, Standard & Poor’s and Fitch. The next level of sophistication, regarding credit risk, under Pillar 1, is called the Foundation IRB-approach (internal ratings-based approach) which SEK applies. With the IRB-approach, the risk weights, and therefore the capital requirements, are partially based on institu-tions’ internal ratings. There is also an advanced form of the IRB-approach, where an even larger portion of the capital requirement is affected by the institution’s own calculations.

     In regard to market risks it is also possible to choose between a simple or advanced method. There has not been any substantial change in the handling of market risks in Basel II as compared with the old Basel I accord.

     For operational risks there are three alternatives: the basic indicator approach, the standardized approach and the advanced measurement approach.

     For all risk types there is an incentive for institutions to move up to a more advanced level since this will provide a closer connection between the capital requirement and the instution’s actual risk. In the majority of cases this will also lead to lower capital requirements. However, an institution that selects a more advanced alternative must show that it has a fair and well-proven system for its ongoing administration, especially for risk and capital management.

Credit risk

Calculation of risk-weighted assets

Calculation of risk-weighted assets in accordance with the IRB-approach

The two expressions that together primarily explain the credit risk of an exposure are the probability of default (PD) and the loss given default (LGD). Using these two parameters and the size of the outstanding exposure at default (EAD), it is possible to calculate the statistically expected loss (EL) for a given counter-party exposure (PD*LGD*EAD=EL). By using the so-called Basel formula, the amount of risk-weighted assets (RWA, f (PD, LGD, EAD)) is calculated. This estimate constitutes a measure of the Unexpected Loss, (UL).

The capital requirement refers ultimately to the risk for unex-pected losses (UL), while expected losses (EL) should be able to be covered, in principle, by day-to-day revenues. That is, the risk weights should not express the normal loss level in the different exposures, but the risk of losses being unexpectedly large during a certain period. The time horizon for both EL and UL is tweleve months.

     Within the Foundation IRB-model, only PD is estimated internally. The values of the other parameters are set by the supervisory authority. In the IRB-Advanced approach, institutions can get permission to also calculate the values for LGD and EAD themselves. In addition, the maturity (M) for the exposures can come into play as a special factor that affects the capital requirement.

The relation between expected and unexpected losses varies between different types of exposure classes. Therefore, for those calculations that are required in the IRB-approach, the credit portfolio is divided into a number of different exposure classes:

• Exposures to central governments and central banks
• Exposures to institutions
• Exposures to corporates
• Retail exposures
• Equity exposures
• Securitization positions
• Non-credit obligation assets

X Also see section XX.

8	SEK RISK REPORT 2008

The illustration below shows the connection between risk weight and PD for non-defaulted exposures to central governments, exposures to institutions and exposures to corporates.

Calculation of risk-weighted assets in accordance with the standardized approach

Under the standardized approach, institutions allocate their exposures to the prescribed exposure classes and assign the exposures those risk weights which accompany each respective exposure class. In certain cases, risk weights can comply with external ratings. External credit assessments may be used to determine which credit quality step an exposure corresponds to. To determine this, financial institutions must utilize the correspon-dence tables between credit rating companies’ different credit ratings and the steps in the credit quality scales that the Swedish Financial Supervisory Authority determines. SEK follows these instructions. The majority of the exposures for which the company is granted permission to use the standardized approach can be attributed to the highest credit quality step, which corresponds to a risk weight of zero percent.

Table 7: Correspondence table

Credit
quality step	Fitch’s	Moody’s	S&P’s
1	AAA through AA-	Aaa through Aa3	AAA through AA-
2	A+ through A-	A1 through A3	A+ through A-
3	BBB+ through BBB-	Baa1 through Baa3	BBB+ through BBB-
4	BB+ through BB-	Ba1 through Ba3	BB+ through BB-
5	B+ through B-	B1 through B3	B+ through B-
6	CCC+ and lower	Caa1 and lower	CCC+ and lower

Table 8: Net exposures under the standardized approach per quality step

Skr bn	1	2	3 to 6	Total
Central governments	7.0	4.9	0.0	11.9
Government export credit agencis	70.6	1.6	0.0	72.2
Regional governments	21.2	0.0	0.0	21.2
Multilateral development banks	0.5	0.0	0.0	0.5
Total	99.3	6.5	0.0	105.8

Internal ratings-based approach (IRB)

All of SEK’s counterparties2 must be rated internally. The decision concerning an internal rating for a counterparty is taken by SEK’s Rating Committee. The committee members, who come from various functions within SEK, must in total provide both a wide and a deep level of expertise in risk assessment and/or experience in credit rating.

The design of the company’s IRB-system includes a number of operational as well as analytical aspects. The operational design concerns the organizational process for, and checks on, how counterparties are assigned risk classifications. Important operational aspects include, where in the company the risk classification is made and established, and how the responsibility for follow-up, validation and control is distributed throughout the organization. The analytical design concerns how risk is measured and assessed. This includes, among other things, how the risk and loss concepts are defined and measured, and which methods and models are used for risk classification and calculation of risk. The analytical design of the risk classification system often differs significantly between different financial institutions. The systems share, however, the fact that every credit exposure to a specific risk class is associated with a number of quantifiable risk expressions.

SEK’s internal rating system (the IRB-system) comprises all of the various methods, work and decision processes, control mechanisms, steering documents, IT-systems, processes and routines that support risk classification and quantification of credit risk.

SEK’s Rating Committee

The Rating Committee’s task is to use analyses and credit assess-ments that are carried out according to established methods and rating proposals from the credit analysis function (Credit Man-agement), (i) establish ratings for new counterparties, (ii) when considered relevant, reassess ratings for existing counterparties, and (iii) at least on an annual basis, review credit ratings for existing counterparties. Committee members are appointed by the Executive Committee in such a way that the majority of the members represent non-commercial functions. The members must possess the requisite experience and expertise within areas that are relevant for the task. A rating that has been established by the Rating Committee may not be overridden or amended by another body within SEK. The minutes of the Rating Committee are made up of memorandums drawn up by the analyst responsible and signed by members of the committee.

Time horizon and classification philosophy

One important question in an expert-based system, such as SEK’s, is the intended time horizon of a risk classification. Under the simplest method the risk classification reflects the borrower’s ability to repay given current conditions. This approach is known as point-in-time, and it judges the risk of the borrower defaulting within the immediate future, usually one year. A more ambitious, but also more demanding, approach is to allow the risk classification to reflect the ability to repay during an entire economic cycle. This approach, known as through-the-cycle, involves an assessment of the borrower’s ability to repay during the worst phases of the economic cycle. The internal ratings based approach will give different results, depending on which of these two different time horizons is used. In point-in-time assessments, the measured risk in a given portfolio will be significantly more sensitive to cyclical fluctuations in risk, rising in periods of economic downturn and falling in periods of upswing. If the assessments are made through-the-cycle, however, the measured risk in a portfolio should, in principle, only change if the long-term preconditions for one or more specific counterparties change and there are reasons to change the original assessments. The choice of time horizon in the risk classification is highly dependent on the purpose for which the risk classification system is to be used.

     The through-the-cycle approach is a suitable approach if the risk classification is to support a decision on credits or investments. The established rating agencies have, for example, the goal

2 Except those counterparts that are included in the exceptions from the requirement for internal risk classification that have been granted by the Swedish Financial Supervisory Authority to the company.

9	SEK RISK REPORT 2008

that their credit ratings will reflect credit risk through the cycle. SEK uses this approach. In major financial institutions, however, it is common to at least complement the rating with point-intime assessments, as this may be a more relevant horizon if the purpose is to monitor borrowers’ creditworthiness in order to take action, to calculate reserves, and allocate economic capital.

     Although the established rating agencies and most financial institutions aim for through-the-cycle ratings, these are not completely attuned to the economic cycle. In practice, long-term risk classifications are also often affected by the currently prevailing economic situation.

     This occurs both because year-end accounting data as market information is, by definition, point-in-time and because in prac-tice it is often very difficult to distinguish cyclical factors from more long-term conditions.

     An internal ratings-based approach is a tool for improving precision of credit assessments and to make them consistent. By storing historical data of counterparties’ defaults and credit rating history, SEK is able to follow up its credit assessments, through them creating a clearer “institutional memory” in the organiza-tion. The history assists SEK in revealing and correcting systematic erroneous assessments. By having awarded each counterparty an explicit (cardinal) default probability, the company can check its own risk classification against external sources. SEK’s inter-nal ratings-based approach aims at assessing the credit risk of individual counterparties. In an expert-based system, the internal definitions of risk classes are often written in qualitative terms and without strict quantitative guidelines.

     In a more model-based system, each risk class is associated with the necessary quantitative conditions for various variables. The choice of an expert or a model-based method is partly deter-mined by a company’s corporate culture, but also by the com-position of the company’s customers. The expert-based method normally demands more resources and is therefore used primarily for classification of financial institutions and major corporates, while the classification of smaller corporates generally tends to be more standardized and determined by risk models. SEK’s meth-odology for internal risk classification is based on both qualitative and quantitative factors. Within SEK, risk classification is based, to a high degree, on the analyst assessments, but also to a certain extent on statistical models or approaches. Within the framework of SEK’s, primarily expert-based, system we use quantitative models as support for, or checking of the analysts’ risk assess-ments. By use of different methods for corporates, regional governments and financial institutions, the individual counter-parties are rated. The aim of using a common rating scale for all counterparties is simply to be able to correctly price and quantify risk over time for SEK’s counterparties and, thereby, to maintain the desired risk level in the company. The tool used for this is the rating, which is an ordinal ranking system. Therefore the risk classification within SEK is to a great extent is a question of a relative assessment. The classification does not aim at estimating

10	SEK RISK REPORT 2008

a precise probability of default, but rather to place the counter-party in a category of comparable counterparties, based on a risk perspective. It is currently common for financial institutions with internal ratings-based systems to set the PD values for its vari-ous risk classes, especially for so-called “low default portfolios”, by mapping their internal rating scale against the rating scale of a rating agency, and then using the (external) rating agency’s default statistics for calculating the probability of default (PD). Rating agencies, such as Standard & Poor’s, Fitch and Moody’s, regularly publish statistics for default frequencies in the various rating classes. This type of technique is also considered at present to be best practice by the market. SEK maps its internal rating scale to Standard & Poor’s rating scale and employs Standard & Poor’s default statistics as a basis for its own calculations, with the aim of achieving a consistent estimates of PD (with sufficient safety margins).

     Table 9 summarizes the external rating agencies coverage of the company’s counterparties. For example of the 568 counterparties that SEK has allocated an internal rating to, 292 counterparties have an external rating from Moody’s.

Table 9: External rating institutes coverage of SEK’s counterparties

SEK	S&P’s	Moody’s	Fitch’s
568	261	292	217

SEK strives to refine its risk classification models by finding new relationships between various indicators and the probability of default (PD). In addition to contributing to improved precision in credit assessments, the internal ratings-based approach may de facto be used in the company’s business activities. As the risk classification system standardizes and collates information which is otherwise spread throughout the organization, it can be used to report risk trends in the credit portfolio to the Executive Committee and the Board of Directors.

Exposure classification within SEK

All of SEK’s exposures must be assigned to an exposure class. In order to secure maximum congruity between the different calculations that use exposure classes, the definitions that are used for the exposure classification must, as far as possible, be the same. The definitions to be used are laid out in the current capital adequacy regulations.

     The company’s exposures are limited to central government exposures, exposures to regional governments, financial institutions exposures, and corporate exposures, as well as to securitiza-tion positions (positions in asset-backed securities). This means that the company does not specifically need to take into account potential boundary problems between retail and corporate exposures.3

     Responsibility for all exposure classifications within SEK is held by the credit analysis function, Credit Management.

Rating methodology

Model for financial institutions

The two driving factors in SEK’s internal credit risk assessment for financial institutions are business risk and financial risk. An analyst is responsible for making a recommendation as the basis for the decision taken by the Rating Committee with respect to risk classification. In brief, business risk is assessed based on the basis of an analysis of the counterparty’s business, market posi-tion and ownership, as well as the significance of legislation and regulations for its business activities. The assessment of financial risk is focused on the financial strength of the counterparty and its ability to withstand financial burdens, as expressed in annual reports and other financial information. It is, however, not possible to set a rating solely on the basis of financial data, without assessing business and financial risk against each other, i.e., each individual assessment is made up of a combination of quantitative and qualitative factors. SEK’s analysis is intended to rate financial institutions’ financial risk based on a traditional financial analysis in combination with our internally developed quantitative model. This quantitative model is a so-called point-in-time model. The aim of this dual approach is for both approaches to complement each other with the purpose of verifying the result between them, or in the case of any divergence, indicating that the analysis should be complemented with further in-depth assessment. The rating, which makes up the quantitative model’s output, acts, within the framework of the total rating methodology, as an indicative rating of the counterparty’s financial risk. Therefore, alone it does not give an indication of the balanced final internal risk classification, which explicitly also takes into account, e.g., potential owner-support or government ownership.

Corporate model

In SEK’s internal credit risk assessment for corporates the two driving factors are also business risk and financial risk. In the same way as for financial institutions, the analyst is responsible for making a recommendation as the basis for the decision in the Rating Committee. The currently applicable model for assessing financial ratios is, to a certain extent, based on median values of US industrial companies and is, therefore, somewhat limited in its precision when solely calculating a corporate’s rating level from financial information. SEK has, however, during 2008 built up its own database of financial ratios, which is aimed to constitute the basis for a continued development of methodology. For this reason, the company plans to create, later in 2009, a quantita-tive risk classification model for corporates, which is comparable with that which already exists for financial institutions.

Specialized lending

Within the exposure class corporate exposures, exposures that represent specialized lending are separately identified. For such exposures, SEK calculates risk-weights based on so called slotting. According to the Basel II-regulations, there are five categories for corporate exposures that are specialized lending. Categories 1–4 represent non-defaulted exposures, and category 5 represents defaulted exposures. The break-down by categories 1–4 is based on the increased risk levels for the exposures (where category 1 represents the lowest risk). Of SEK’s exposures, Skr 508 million is attributable to category 1, in other words, the category that represents the highest creditworthiness, Skr 183 million is attributable to category 3. The size of total exposures, net of consideration given to credit risk mitigation and conversion factors, amounts to Skr 691 million.

     The majority of the exposures that fall under the category, specialized lending, are guaranteed by governments within the OECD. This means that they are transferred to another exposure class via credit-risk mitigation.

Securitization positions

In accordance with FFFS 2007:5 (Pillar 3), in calculating the risk-weighted exposure amount for securitisized exposures, a compa-ny must describe (i) the purpose of the securitization operation,

3 Exception for Venantius AB where minor boundary problems may arise.

11	SEK RISK REPORT 2008

and the role that the company has in the securitization process. In addition, information regarding to what extent the company is engaged in each role, and information about the methods for the calculation of risk-weighted exposure amounts the company applies for its securitization operation must be reported.

     SEK has not acted in the role of originator or participating institution and has only functioned as an investor. SEK uses the so-called external rating method for the calculation of risk-weighted amounts for positions in securitization positions. This means that the risk weight is determined based on external credit valuation with a starting point in the position’s credit quality step in accordance with the rules regarding the use of external credit valuation.

Limits, risk reporting and risk measurement systems

The highest level for decision-making for credit-risk limits is the Board. The Board has delegated to the Board’s Credit Committee its mandate to make credit decisions, with the exception of decisions that are matters of principle. Calculation of the amount that determines at which level a limit must be established is made based on the formula for calculation of the capital requirement under Pillar 1. This takes into consideration the probability of default (PD) of the counterparty, the size of the exposure (EAD), and the assessed degree of loss given default (LGD), as well as the maturity of the exposure. In this calculation, only the counter-party’s risk classification and the maximum exposure amount (EAD) are based on actual data. The degree of loss given default and the maturity of the exposure are determined in the Basel II-regulations (normally at 45 percent and 2.5 years, respectively). These conditions do, agree well with SEK’s existing portfolio, which makes it reasonable to use the Basel II formula for the calculation. This calculation also gives the minimum capital requirement that the legislature has determined which is another reason why it is considered as a conceptually reasonable starting point.

     The Board of Directors and the Executive Committee aim to have a good understanding of the function of the internal ratings-based approach, as well as a good understanding of the content of the reports from the risk classification system that are sent to them. The President and the Head of Risk inform the Board about all significant changes to, or exceptions from, instructions that govern the design and use of the company’s risk classification system. The company’s Executive Committee acquires regular information from the independent Risk Control function. This information concerns the conclusions from the validation process, areas that are in need of improvement, and how the work on previously decided improvement measures is proceeding. A central part of the regular reporting of credit risks to the Board of Directors and Executive Committee is based on the company’s risk and product classification and risk estimates. Risk Control and the credit analysis function, Credit Management, are responsible for different parts of this reporting. The reporting includes distribution of counterparties and exposures by risk classes, risk estimates for each product and risk class, and migration between risk classes, as well as information about, and results of, the stress tests that are applied. In addition, the reporting also includes the company’s use of credit risk protection, as well as the development of positions in securitization positions.

SEK-specific exemptions

The Swedish Financial Supervisory Authority approved SEK’s ap-plication to be allowed to use an IRB-approach on February, 2007.

     SEK’s permission to base its capital requirement for credit risk on the IRB-approach covers the majority of the company’s expo-sures. The company’s application for the IRB-approach for credit risk included a request for approval of an exemption from the basic requirements for an IRB-approach in two regards. The two exemptions, which were approved, were the following:

• Exemption from the IRB-approach for export credits guaran-teed by the Swedish Export Credits Guarantee Board (“EKN”) or corresponding foreign entities within OECD.
• Exemption from the IRB-approach for exposures to central governments and central banks.

In January 2009, the Swedish Financial Supervisory Authority granted permission to apply the standardized approach for these exposures through December 31, 2012.

     On November 20, 2008, the Swedish Parliament decided, based on the government’s proposal 2008/09:73, to transfer 100 percent of the shares in Venantius AB to SEK. The transfer of shares in Venantius AB, which occurred without compensation to the gov-ernment (unconditional shareholder contribution), was carried out on December 18, 2008. Venantius AB’s assets consisted pri-marily of housing loans and the investments in liquid assets. SEK applied during December 2008, with the support of FFFS 2007:1, chapter 38, section 20, for a time-limited authorization to apply the standardized approach for credit risks attributable to housing loans in Venantius AB. In January 2009, the Swedish Financial Supervisory Authority granted permission to apply the standard-ized approach for these exposures through December 31, 2012.

Validation process

A basic requirement for using an IRB-system is that the company have a continual and well-functioning process for validation of all parts of the system. It is, therefore, SEK’s responsibility to prove that the internal risk estimates have sufficient ability to predict probability of default. The company must have a stable system for validation of the risk classification system and estimates of the risk parameters.

     The validation process must comprise a consistent and appropriate analysis of whether the risk classification system measures risk in a satisfactory way. Validation takes place regularly, at least once per year. The company compares achieved values with risk-parameter estimates in the dimensions where its own estimates are used. The analysis is made partly on outcomes from the most recent period and partly on outcomes during the entire period for which the company has available data. As far as the PD dimen-sion is concerned, the company analyzes the strength of the risk classification system’s ability to discriminate, i.e., how well the risk classification discriminates between counterparties and exposures that default or migrate during the period and those that do not. The company must always take suitable action when the validation process shows that the results deviate more than expected from the company’s estimate and risk classification. The analysis must take into account economic cycles and similar systemic variation in realized defaults and in rating migrations. If the result shows that the risk parameters are higher or lower than the estimated values over an extended period, the company must adjust its estimates.

     SEK’s validation approach focuses on two different main parts:

     i) a quantitative validation of the quantitative model for finan-cial institutions, as well as an outcome analysis that is carried out by a comparison between SEK’s internal risk classification and Standard & Poor’s, Fitch’s and Moody’s ratings,

12	SEK RISK REPORT 2008

     ii) a qualitative validation of the rating process, focusing on the rating methodology’s development, the credit process as a whole, and the use of the rating system, as well as generally how well the IRB-system has been implemented within SEK.

     The reliability of SEK’s IRB-system is determined by how well the forward-looking estimates relate to the outcomes that are ob-served later. An ongoing and well-functioning validation process creates conditions to discover differences, which in turn increase the opportunities for remedying any faults in the IRB-system.

SEK’s validation process has been directed towards a number of key areas:

1. Ensuring that the definition of default (PD) is still in agreement with the IRB-regulations’ definition (the Basel definition) and that this definition also agrees with Standard & Poor’s definition.

2. Comparison of the company’s internal risk classification method and internal risk classification criteria with Standard & Poor’s rating method and rating criteria.

3. Ensuring that Standard & Poor’s rating statistics and defaulting companies can be used as a reference portfolio in SEK’s map-ping procedure. SEK’s intention is to continue to use Standard & Poor’s default statistics as a basis for internal forward-looking PD-estimates.

4. Comparing the result of SEK’s internal risk classification with, primarily, Standard & Poor’s ratings, but also with other external rating institutions’ credit ratings, i.e., to perform an outcome analysis.

5. Taking into account SEK’s specific mission and nature, and evaluating how well the IRB-system has succeeded into being integrated in SEK’s corporate governance and decision-making processes.

     The validation process ensures that, among other things, (i) the assumptions and methods for the classification models are appropriate, (ii) the risk classification process is used in a uniform way within the company’s various business areas, (iii) the system identifies exposures and counterparties with differing credit risks, and (iv) the system generates reliable and precise estimates of the risk parameters that the company uses.

     When assessing whether the classification system is consistent, the principles for the choice of classification models and explanatory factors must be stated. It must also be possible to prove that the principles are still relevant. The Credit Management function is responsible for this.

     When different models are developed, documentation of the development plays a central part, especially in assessment of existing and future models, based on quantitative methods. The documentation must also take a position on known permanent and temporary deficiencies in the classification models.

     The company has internal instructions for cases in which the risk parameter estimates deviate from the actual values so much that there is reason to doubt the correctness of the estimates. The instructions take into account variations in the economic situation and similar systematic variations in counterparties’ rating migration. If the actual values continually deviate more than expected from the estimates, the company’s independent Risk Control function, in co-operation with the company’s Rating Committee, revise the estimate up or down, in order to more cor-rectly reflect the company’s experience. All of this is done as part of the validation process for which Risk Control is responsible. Risk Control continually works at developing and improving its validation methods, in accordance with changes in best practice in the industry.

The IRB-Use Test

An important criterion for the qualitative validation of the IRB-system is the actual application of each rating result in SEK’s risk and business processes. This type of qualitative validation aims at assessing how well different internal administrative processes and routines work, and can be described as a processoriented validation. In order to receive permission to employ an IRB-system for calculation of capital requirements a company must, according to the regulations, satisfy a so-called “Use Test”.

     The Use Test requires that a company must be able to prove that the IRB-system is well integrated in the organization and that it forms a central component in its business and risk management environment. In addition, it is a requirement that the IRB-system and its different risk estimates must have great influence on decision-making and the company’s credit process.

     The Use Test is given great significance when the Financial Supervisory Authority assesses the reliability of SEK’s IRB-system on an ongoing basis. A system that is well integrated in the com-pany, and around which the institution’s routines for measuring and managing credit risk are built, can be reasonably expected to be credible.

     The company’s internal product and risk classification and its estimate of risk parameters form an integrated part of the company’s corporate governance, credit process, risk management and internal allocation of capital. Estimates are well rooted in, and accepted by, the business organization.

     SEK carries out a product and risk classification of each new counterparties or exposures before a credit decision is made. The individuals and decision forums that are responsible for credit decisions are aware of a counterparty’s or exposure’s rating. SEK generally applies the same value to risk parameters in its business processes as in the calculation of capital requirements. The company has documented the few cases where it uses different values in its business processes and in the calculation of the capital requirement. The adjusted values are primarily applied in the company’s pricing model, as well as when the company, in its internal capital adequacy assessment process, calculates the need for economic capital.

13	SEK RISK REPORT 2008

14	SEK RISK REPORT 2008

Information about migration between risk classes

Table 10 shows the migration between risk classes among SEK’s counterparties expressed as a percentage.

Illustration 10: Migration matrix, internal rating, as of December 31, 2008

The vertical axis shows SEK’s internal risk classification as per December 31, 2007 and the horizontal axis displays SEK’s internal risk classification as per December 31, 2008.The shaded diagonal displays the share of unchanged internal ratings at the year-end 2008 compared to the equivalent internal ratings at the year-end 2007. One row in the matrix show ratings as per December 31, 2008 for counterparties with the rating as per December 31, 2007 shown in the first column.

The illustration below shows, in absolute figures, and also via percentages, the upward and downward grading per risk class and also the number of counterparties who, per month, obtained a changed risk class (rating) from January 2007 through December 2008.

15	SEK RISK REPORT 2008

Information about the correlation between internal and external rating

The illustrations below displays a summary of the company’s out-come analysis. The illustrations show the correlation between on the one hand SEK’s internal ratings-based approach and, on the other hand Standard & Poor’s, Fitch’s and Moody’s credit ratings. The purpose of these is to illustrate how SEK’s risk classification performs in relation to the rating agencies’. The fact that there are differences may be an expression of the differences in analytical assessment as well as the point in time of the assessments.

     The illustrations show a higher level of quality in SEK’s statisti-cal documentation for the evaluation of default statistics in 2008 when the number of counterparties in the population was 379 than in 2007, when the number was 273. Every circle represents a rating pair (for example, SEK: “BBB”, Standard & Poor’s: “BBB+”) and the size of the circle reflects the number of counterparties that have been allocated this rating pair. The yellow points indicate where SEK’s risk classification is higher than the external ratings, while blue points report obser-vations where SEK’s risk classifications are lower. The green color indicates where the risk classification for SEK and the external credit rating agencies is the same. The illustrations show an increasing number of circles as well as increasing diameters from 2007 to 2008, which is in line with an increase in the size of the population. SEK has a deviating opinion from that of the rating agencies’ regarding the population’s creditworthiness, primarily in regard to financial institutions. In general, SEK feels that the rating agencies, assessments do not fully reflect the effects of the prevailing financial uncertainty. The illustrations below show that SEK’s risk classification has a relatively high level of correlation with the rating agency, Fitch’s.

16	SEK RISK REPORT 2008

Information about the credit portfolio

• The amount for gross exposure is reported before credit risk protection while net exposures are reported after guarantees and credit derivatives.

• The concept exposure amount refers to volumes without regard to conversion factors4 while the concept EAD shows the exposure amount after consideration has been given to conversion factors.

Exposures by exposure class

Table 17 shows the allocation of credit exposures to different exposure classes. The table illustrates that exposures to central governments and government export credit agencies correspond to approximately 31 percent of the company’s total net exposures.

Table 17: Credit risk exposures

	Gross exposure		Net exposure		Average gross	Average net
Skr bn	December 31, 2008	Share	December 31, 2008	Share	exposure 2008A)	exposure 2008A)
Central governments	14.6	4%	11.9	3%	14.0	8.8
Government export credit agencies	0.0	0%	72.2	22%	0.0	56.6
Regional governments	10.3	3%	21.2	6%	8.9	19.9
Sum	24.9	7%	105.3	31%	22.9	85.3
Multilateral development banks	0.1	0%	0.5	0%	0.4	0.8
Financial institutions	146.5	43%	157.5	46%	136.1	145.3
Corporates	125.5	37%	35.5	10%	98.7	30.5
Asset backed securities	45.4	13%	43.6	13%	46.3	42.5
Retail	0.1	0%	0.1	0%	0.0	0.0
Total	342.5	100%	342.5	100%	304.4	304.4

A)The average exposure figures are calculated on a monthly basis.

4 The portion of an off-balance sheet commitment drawn in the event of a future default.

17	SEK RISK REPORT 2008

Table 18 shows credit exposures and average risk weights al-located among the IRB-approach and the standardized approach. The average risk weight for the company’s credit portfolio totals approximately 19 percent.

Table 18: Credit risk converted EAD and average risk weight

		Average risk
Skr bn	Exposure	weight
Standardized approach
Central governments	10.0	6%
Government export credit agencies	64.9	0%
Regional governments	20.1	0%
Multilateral development banks	0.5	0%
Corporates	0.4	100%
Retail	0.1	100%
Sum	96.0	1%

IRB-approach
Financial institutions	157.4	21%
Asset backed securities	43.5	26%
Corporates	34.0	46%
Specialized lending	0.7	86%
Non credit-obligation assets	0.1	100%
Sum	235.7	26%
Total credit risk exposure	331.7	19%

Exposures by risk class

Tables 19 and 20 illustrate the exposures to financial institutions and corporates by risk class (rating) and the probability of default (PD). The capital requirement calculations for exposures in these risk classes are on the stated PD-estimates in Table 20 (IRB-approach). For other exposure classes, the capital requirement calculations are based on risk weights established by the supervisory authorities (standardized approach).

     Note that the PD-estimates are the company’s internal estimates. FFFS 2007:1 mandates that for exposures to institutions and corporate exposures the PD shall be at least 0.03 percent (the so-called floor rule). SEK uses this floor rule in connection with formal capital requirement calculations.

Illustration 19: Credit risk converted EAD by rating

Skr bn

Table 20: Credit risk converted EAD in PD-dimension

Skr bn

Rating	PD	Financial institutions	Corporates
AAA	0.01%	5.9	0.0
AA+	0.01%	0.2	1.0
AA	0.02%	22.3	1.0
AA-	0.03%	39.4	1.5
A+	0.05%	40.0	4.3
A	0.08%	30.7	3.1
A-	0.12%	10.0	4.2
BBB+	0.19%	5.8	7.3
BBB	0.29%	1.1	4.8
BBB-	0.44%	0.4	3.1
BB+	0.86%	0.8	2.4
BB	1.27%	0.0	0.4
BB-	2.12%	0.3	0.4
B+	3.39%	0.0	0.2
B	9.22%	0.0	0.0
B-	13.66%	0.0	0.1
CCC	30.95%	0.0	0.1
D	100.00%	0.5	0.1
Total		157.4	34.0

Exposures split by geographic distribution

Tables 21 and 22 illustrate the gross and net exposures based on geographic distribution of the company’s exposures.

Table 21: Gross exposure split by geography and exposure classes

							Other	Other
			North			South	European	Nordic
Skr bn	Africa	Asia	America	Oceania	Sweden	America	countries	countries	Total
Central governments	0.0	8.2	0.0	0.0	1.7	0.5	0.6	3.6	14.6
Goverment export credit agencies	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Regional governments	0.0	0.0	0.0	0.0	7.1	0.0	0.0	3.2	10.3
Multilateral development banks	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
Financial institutions	0.0	2.7	17.2	6.8	41.6	0.1	67.4	10.7	146.5
Corporates	2.6	20.1	19.1	1.0	37.2	3.5	23.2	18.8	125.5
Asset backed securities	0.0	0.1	5.3	7.9	0.4	0.0	31.2	0.5	45.4
Retail	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Total	2.6	31.1	41.6	15.7	88.1	4.1	122.5	36.8	342.5

18	SEK RISK REPORT 2008

Table 22: Net exposure split by geography and exposure class

							Other	Other
			North			South	European	Nordic
Skr bn	Africa	Asia	America	Oceania	Sweden	America	countries	countries	Total
Central governments	0.0	0.0	0.0	0.0	1.8	0.0	6.5	3.6	11.9
Goverment export credit agencies	0.0	0.0	10.0	0.0	30.8	0.0	29.9	1.5	72.2
Regional governments	0.0	0.0	0.0	0.0	17.5	0.0	0.0	3.7	21.2
Multilateral development banks	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.5
Financial institutions	0.0	0.4	24.0	6.8	38.8	0.0	75.1	12.4	157.5
Corporates	0.0	0.4	1.7	0.0	20.0	0.0	4.1	9.3	35.5
Asset backed securities	0.0	0.1	5.3	7.9	0.3	0.0	29.4	0.6	43.6
Retail	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1
Total	0.0	0.9	41.0	14.7	109.3	0.0	145.5	31.1	342.5

Exposures by remaining maturity

Table 23 and 24 below show the company’s exposures in maturity buckets, both gross and net. The average maturity for SEK’s exposures was 4.1 years as of December 31, 2008.

Table 23: Gross exposure split by maturity and exposure class

Skr bn	≤ 1 year	> 1 year and ≤ 3 years	> 3 years and ≤ 5 years	> 5 years	Total
Central governments	3.4	1.0	0.9	9.3	14.6
Goverment export credit agencies	0.0	0.0	0.0	0.0	0.0
Regional governments	3.9	2.5	2.0	1.9	10.3
Multilateral development banks	0.1	0.0	0.0	0.0	0.1
Financial institutions	61.4	56.3	10.5	18.3	146.5
Corporates	17.4	34.6	31.1	42.4	125.5
Asset backed securities	2.1	16.1	14.6	12.6	45.4
Retail	0.0	0.0	0.0	0.1	0.1
Total	88.3	110.5	59.1	84.6	342.5

Table 24: Net exposure split by maturity and exposure class

Skr bn	≤ 1 year	> 1 year and ≤ 3 years	> 3 years and ≤ 5 years	> 5 years	Total
Central governments	3.6	2.0	0.7	5.6	11.9
Goverment export credit agencies	7.7	16.5	12.5	35.5	72.2
Regional governments	4.9	3.9	3.0	9.4	21.2
Multilateral development banks	0.5	0.0	0.0	0.0	0.5
Financial institutions	63.3	63.1	17.2	13.9	157.5
Corporates	6.2	8.9	11.1	9.3	35.5
Asset backed securities	2.1	16.1	14.6	10.8	43.6
Retail	0.0	0.0	0.0	0.1	0.1
Total	88.3	110.5	59.1	84.6	342.5

Exposures by industry

Table 25 below summarizes the distribution of the company’s corporate exposures by industry.

Table 25: Corporate exposure split by industry

Number of exposures by industry and risk class

Illustration 26 on the next page describes the company’s credit portfolio based on industry and internal rating. The figures in the illustration, which are grouped by risk class, show the number of counterparties that are in each industry. (Note that industry allocation is more detailed than the allocation that is reported in Table 25 and that all exposure classes have been included.)

Skr bn	Gross exposure	Net exposure
Consumer Goods	7.7	2.9
Energy	1.5	0.9
Financials	30.2	4.8
Health Care	1.9	1.0
Industrials	25.1	10.9
IT and Telecom	29.7	3.9
Materials	12.0	4.5
Other	1.1	0.4
Utilities	16.3	6.2
Total	125.5	35.5

19	SEK RISK REPORT 2008

Illustration 26: Distribution number of counterparties by ratings and industry (GICS)

					Below
As per December 31, 2008	AAA	AA+’ through ’AA-’	A+’ through ’A-’	BBB+’ through ’BBB-’	investment grade	Sum
Consumer Goals		1	4	12	6	23
Agricultural Products					1	1
Auto Parts & Equipment		1		3		4
Automobile Manufacturers				1	1	2
Brewers				2		2
Consumer Electronics				1		1
Distillers & Vintners					3	3
Home Furnishings			2			2
Household Appliances				2		2
Household Products				1		1
Movies & Entertainment			1			1
Packaged Foods & Meats				1		1
Publishing				1		1
Restaurants			1			1
Tobacco					1	1

Energy				3		3
Coal & Consumable Fuels				1		1
Oil & Gas Refining & Marketing				2		2

Financials	26	69	139	45	18	297
Asset Management & Custody Banks		4	7	1		12
Consumer Finance		3	5	1		9
Diversified Banks	7	32	51	7	5	102
Diversified Capital Markets		4	7			11
Investment Banking & Brokerage		6	26	19	9	60
Multi-line Insurance
Multi-Sector Holdings			3	1	1	5
Other Diversified Financial Services		3	11	8	1	23
Property & Casualty Insurance	1					1
Real Estate Management & Development	1	1	1			3
Regional Banks	5	7	15	4		31
Retail REITs				1		1
Specialized Finance	10	6	7	3	1	27
Thrifts & Mortgage Finance	2	3	6		1	12

Health Care		1	2	3	1	7
Biotechnology					1	1
Health Care Distributors		1	1			2
Health Care Equipment				1		1
Health Care Facilities				2		2
Pharmaceuticals			1			1

Industrials		1	10	28	8	47
Aerospace & Defense			1	1	1	3
Air Freight & Logistics					1	1
Building Products				3		3
Commercial Printing					1	1
Construction & Engineering				8	1	9
Construction & Farm Machinery & Heavy Trucks				5		5
Diversified Commercial & Professional Services				2		2
Electrical Components & Equipment				2		2
Environmental & Facilities Services				1	2	3
Heavy Electrical Equipment			2	1		3
Highways & Railtracks			2			2
Industrial Conglomerates		1	1			2
Industrial Machinery			3	3	1	7
Marine			1			1
Marine Ports & Services				1		1
Railroads				1		1
Trucking					1	1

IT and Telecom			4	28	3	35
Communications Equipment				5		5
Electronic Equipment Manufacturers				6		6
Integrated Telecommunication Services			2	13	1	16
Wireless Telecommunication Services			2	4	2	8

Materials			2	10	20	32
Commodity Chemicals					1	1
Construction Materials				2	2	4
Diversified Chemicals				1		1
Diversified Metals & Mining				2		2
Forest Products			2		4	6
Paper Packaging					2	2
Paper Products				2	10	12
Steel				3	1	4

Sovereign and Municipalities	15	69	6	9	4	103
Municipalities		64	1	3		68
Sovereign	15	5	5	6	4	35

Utilities		2	11	6	2	21
Electric Utilities		2	10	5	2	19
Gas Utilities			1			1
Independent Power Producers & Energy Traders				1		1

Total	41	143	178	144	62	568

20	SEK RISK REPORT 2008

Information about securitization positions

Table 27 includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-mitigation and any write-downs) related to securitization positions held. All of these assets represent first-priority tranches, and they were all rated ’AAA’ or ’Aaa’ by Standard & Poor’s or Moody’s, respectively, at the time of acquisition. Two of these assets have since been downgraded, namely the two CDO’s to which the Company has net exposures. These CDO’s represent exposures to the U.S. mort-gage market. SEK has recorded a write-down in respect of one of the CDOs, as discussed further below.

Table 27: Securitization positions held as of December 31, 2008

Net exposures
Skr mn
									of which	of which	of which
		Credit	Auto		Consumer				rated	CDO rated	CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	’AAA’/’Aaa’	’B’/’Caa3’	’CC’/’Caa3’
Australia	7,870							7,870	7,870
Belgium	930							930	930
Denmark							547	547	547
France			492		96			588	588
Ireland	1,603						496	2,099	2,099
Italy	156							156	156
Japan			53					53	53
Holland	1,869		124				600	2,593	2,593
Portugal	557							557	557
Spain	2,515		410		680		1,191	4,796	4,796
U.K.	14,042	1,426						15,468	15,468
Sweden				317				317	317
Germany			2,156	94				2,250	2,250
U.S.		547				615	4,051	5,213	4,598	365	250	(A)
Total	29,542	1,973	3,235	411	776	615	6,885	43,437	42,822	365	250

(A)	This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market.There have been no delays with payments under the tranche.However, the rating of the asset has been downgraded dramatically during the year, by Standard & Poor’s from ’AAA’ to ’CC’ and by Moody’s from ’Aaa’ to ’Caa3’. Due to the dramatic rating downgradings, the Company has analyzed the expected cash flows of the asset. Based on information known by year-end, the Company has determined to write down the value of the asset by Skr 135 million.

21	SEK RISK REPORT 2008

Comparison between expected loss and actual losses

SEK’s estimated expected loss amount (EL) as of December 31, 2008 totaled Skr 349 million, of which Skr 64 million is attribu-table to the exposure class, corporates, and Skr 285 million to the exposure class, financial institutions. The company basically has a low default portfolio, which is why the company’s management currently believes that this amount does not constitute reliable indicator the company’s actual credit losses for 2009.

     In 2008, total write-downs were Skr 562 million (0), and of these, Skr 422 million relate to assets that were included in the calculation of expected losses. Expected loss equaled Skr 62 mil-lion for 2008.

     Only two write-downs, in the exposure classes, corporate expo-sures and exposures to institutions, were carried out during 2007 and 2008. Write-downs related to exposures that were classified in accordance with the IRB-approach totaled Skr 422 million, which is almost seven times as large as the expected loss amount for 2008. As the number of write-downs is few, it is not possible to draw any significant conclusions based on this in regard to the accuracy of the PD-estimates.

     In Table 28, the technically calculated expected loss amount can be compared with the actual result. SEK reported EL the first time in accordance with the IRB-approach during the first quar-ter of 2007, which is why it compared the expected loss amount as of March 31, 2007 with the accounted losses in 2007.

Table 28: Comparison between expected loss and write-downs (IRB)

	Expected loss		Expected loss	Write-
	March 31,	Actual loss	December 31,	downs
Skr mn	2007	2007	2008	2008
Corporates	34	0	37	33
Financial institutions	20	0	25	389
Total	54	0	62	422

The regulations have in many respects been written with focus on portfolios with high or average expected probabilities of default. For such portfolios, statistical tests are applicable and significant. Despite the fact that SEK has access to statistics regarding defaults over a long period of time, SEK has no possibility to perform any traditional statistical tests in an applicable and meaningful manner. For a portfolio consisting of, for example, highly creditwor-thy financial counterparties, which SEK’s portfolio to a high de-gree comprises the number of defaults within such a homogenous sector will always likely be too small to be validated by statistical methods. The regulations do not explicitly express how to handle these portfolios. Nor does it matter whether the risk classification methodology is based on expert-based or statistical models.

     The challenge that SEK faces is thus how to apply the IRB-method to prove the correctness of the PD-estimates without being able to perform a traditional statistical validation for each individual risk class. Instead, using other quantitative methods, an annual validation of PD-estimates is made, in which the company, while taking into account updated default statistics from Standard & Poor’s, calculates the probability of SEK’s total capital requirement being underestimated, as well as the probability of a large overestimate of the same. If the probability for an underestimation is greater than 10 percent or if the probability for a substantial underestimation is greater than 1 percent, a more in-depth analysis will be performed wherein the PD-estimate will be updated so that the estimation of SEK’s total capital requirement will end up within these tolerance levels.

Credit risk concentrations

For more information about credit risk concentrations see the section Concentration risk.

Write-downs and past due exposures

Provisions for credit losses are made if and when SEK assesses that the Company will not obtain full payment for its receivable under a loan agreement or another asset from a counterparty and/or under the guarantee held and/or through the requisitioning of other collateral held. If the underlying assumptions for these internal models change, this could mean material changes in the provisions for anticipated credit losses.

     Write-downs of financial assets were made in the amount of Skr 562 million in 2008 (0). Of this amount, Skr 389 mil-lion is related to an exposure to Glitnir Bank, Skr 38 million (0) is related to exposures to corporates and Skr 135 million (0) is related to a CDO (see below). SEK’s exposures to Icelandic banks consists of one exposure with Glitnir Bank equivalent to a total of approximately Skr 517 million (before the write-down). No part of the exposure is denominated in Icelandic currency. As of the point in time that this report is being submitted, there is a lack of information about how the Icelandic government will act in regard to creditors in the Icelandic banks and also in regard to the financial position of Glitnir Bank. Due to this lack of information and the consequent uncertainty, SEK has taken a write-down of 75 percent of the outstanding receivable amountor Skr 389 mil-lion. In addition, SEK has two assets in the form of CDO both priority tranches with final exposure in the U.S. mortgage market. One of these CDO experienced a substantial drop in its external rating during the third quarter 2008. The asset has a book value before write-downs of Skr 385 million. On the basis of informa-tion known by year-end, the company assesses that the asset will not generate sufficient payment flow to cover the company’s claim. Therefore, a write-down has been entered in the amount of approximately Skr 135 million.

Table 29: Exposures with a need for write-down as well as past due exposures

		Exposures
	Past due	with a need for	Individual
Skr mn	exposures	write-down	write-downs
Financial institutions	0	517	389
Corporates	0	671	180
Retail	4	452	325
Asset backed securities	0	385	135
Total	4	2,025	1,029

of which Venantius
Corporates	0	528	142
Retail	4	452	325
total	4	980	467

Table 30: Exposures with a need for write-down as well as past due exposure, geographic distribution

		Exposures
	Past due	with a need for	Individual
Skr mn	exposures	write-down	write-downs
North America	0	385	135
Sweden	4	1,090	472
Other European countries	0	33	33
Other Nordic countries	0	517	389
Total	4	2,025	1,029

of which Venantius
sweden	4	980	467
total	4	980	467

22	SEK RISK REPORT 2008

Table 31: Changes in write-downs 2008

Skr mn
Opening balance January 1, 2008	0
Write-downs 2008	562
Recoveries	–5
Write-downs, acquisition Venantius	467
Currency effects	0
Closing balance December 31, 2008	1,024

Lehman Brothers

SEK has not recorded any impairment related to its exposures to Lehman Brothers. Following Lehman Brothers Holdings Inc.’s request for bankruptcy protection on September 15 2008, SEK re-placed most of the outstanding derivative contracts the company had entered into with Lehman Brothers entities. According to the terms of the contracts, SEK has prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties at the start of October. Even though the gross amounts in the different Calculation Statement are considerable, SEK assesses that due to off-setting, the company will not suffer any material costs. The company will not make any provisions. The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge against market risk. Those contracts have been replaced with new contracts. SEK has not suffered any replacement costs, instead a significant amount has been paid to SEK. In addition, SEK had entered into some credit default swaps with Lehman Brothers entities. The underlying counterparties covered by these credit default swaps all now have such credit-worthiness as to qualify to be held without credit default swap coverage. As a result, SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these credit default swaps. By year end 2008 SEK had in the balance sheet a USD-denominated debt equal to amount due from SEK to the Lehman Brothers entities. SEK will await the outcome of the Lehman Brothers bankruptcy proceedings before any payment of the debt will be made.

Credit risk mitigation

SEK’s credit risks are limited by the methodical risk-based selec-tion of counterparties and are managed, among other things, by the use of guarantees and credit derivatives.

     A purchased credit derivative contract provides the holder with the right, under certain circumstances – amongst others, default of the underlying, risk-covered counterparty – to sell an asset, for its nominal value, to the issuer of the credit derivative contract. Accordingly, credit derivative contracts make it possible for the buyer to create a combined risk (or double default) of the under-lying counterparty and the issuer of the credit derivative contract. SEK converts large volumes of exposures, by the use of credit derivative contracts, to individual counterparties to combined (double default) exposures, where one counterparty (the issuer of the credit derivative contract) is a financial institution.

     The use of agreements that obligate the individual issuers of credit derivative contracts to provide collateral in case the market values of the issued credit derivative contracts exceed certain levels further reduces the total risk. The market value of a credit derivative contract is derived from the change in creditworthiness of the underlying, risk-covered counterparty. As a result, SEK will – if the creditworthiness of the underlying counterparty whose credit risk is covered by the credit derivative contract, deteriorates – successively receive collateral for the risks covered. This risk mitigation technique is, therefore, particularly efficient from a real risk management perspective.

Guarantees

SEK’s most important guarantors are various government export credit agencies. As of December 31, 2008, these guaranteed a total of Skr 72.2 billion, which was equivalent to 21.1 percent of total assets. Skr 50.5 billon consisted of guarantees of corporate exposures and Skr 21.7 billon consisted of guarantees of exposures to financial institutions.

Table 32: Credit exposures guaranteed by government export credit agencies

	Guaranteed
Skr bn	exposure	Share
The Swedish Export Credits Guarantee Board	30.8	42%
Export Credits Guarantee Department	13.1	18%
Export-Import Bank of the United States	10.0	14%
Euler Hermes Kreditversicherungs AG	9.2	13%
Other	9.1	13%
Total	72.2	100%

Credit derivatives

At year-end 2008, Skr 31.0 billion of SEK’s assets were hedged through CDS’s (credit default swaps) coverage via 20 different financial institutions. (SEK has not purchased any CDS’s issued by so-called monolines.) Skr 28.8 billion covered corporate exposures and Skr 1.8 billion covered exposures in securitization positions and Skr 0.4 billion referred to exposures to financial institutions. SEK has so-called collateral agreements in place with issuers of credit derivatives. These collateral agreements oblige the individual issuers of credit derivatives to provide collateral if the market value of the credit derivatives issued exceeds previous-ly agreed levels (threshold value). All credit derivatives are cov-ered by collateral agreements. SEK also issues credit derivatives. At year-end 2008, the amount of SEK-issued credit derivatives was Skr 0.9 billion. Underlying exposures in these derivatives are solely to corporates.

Illustration 33: Uncovered exposures per the covering counterparty’s risk class as a percentage of the total uncovered exposure

23	SEK RISK REPORT 2008

Illustration 34:All SEK’s CDS-counterparties and their percentage of total covered amounts

Collateral

SEK uses various types of collateral in order to reduce and re-allocate credit risks. Approved collateral under the collateral agreements based on the ISDA-agreement generally consists of government bonds and cash. To a certain limited extent, other collateral is also used such as real estate, ships and aircraft mortgages, as well as security in leased equipment. A special type of security that is also used is a so-called environment certificate. The value of individual collateral is usually assessed as the equivalent to a long-term market value. Any collateral that SEK demands must be managed and documented in a manner such that the collateral fulfils its function and can be used in the intended manner when needed.

     When a credit decision is made, the creditor’s assessed credit-worthiness and ability to repay, as well as, when applicable, the value of any collateral, is taken into account. The credit decision may be made on condition that certain collateral is provided.

Counterparty risk

Counterparty risk arises when SEK has entered into derivative contracts with a counterparty, e.g. swaps or options. Counterpar-ty risk can be considered to be a type of credit risk, where the size of the exposure is governed by the market value of the contract. If there is a positive value for the contract, a default by the coun-terparty means a loss for SEK in the same way as for an ordinary credit exposure. Counterparty risks are limited through credit limitations in the ordinary credit process. The size of the risks can vary substantially due to price changes in the underlying assets. Counterparty risks in derivatives are reduced through netting agreements (“ISDA agreements”), in other words, the offset of the positive and negative values in all derivative transactions with one and the same counterparty under the same ISDA agreement. SEK has a policy of signing ISDA agreements with all counter-parties which it enters into derivatives transactions with. The risk values that are netted are the market values with add-ons for potential risk increases. ISDA agreements are complemented by supplementary agreements between the parties for the purpose of balancing the net exposure, which further reduces credit risk. The supplementary agreements are in the form of ISDA Credit Support Annexes and regulate the counterparty risks in deriva-tives. Some of SEK’s ISDA agreements contain other provisions (recouponing and repricing provisions), where the economic effect is the same as under a Credit Support Annexes, with the only difference being that they are based on another contractual concept. In the ISDA agreements that SEK has entered into, con-ditions relating to rating-based threshold amounts for the parties are included. These conditions mean that a part must regulate the net exposure in the event of a rating downgrade.

Information about counterparty risk

In the event of a downgrading by three steps (from ‘AA+’ to ‘A+’), the total requirement for regulation of net exposures amounted at year-end to a value of approximately Skr 2.5 billon.

     For counterparty exposures that exceed the threshold amounts under collateral agreements, collateral or cash settlement is demanded. Thereby, the counterparty exposure will amount to the lower of market value and the threshold value. The positive gross value of all derivative contracts, including credit default swaps (CDS) as of December 31, 2008 was Skr 38.9 billon. After netting on the basis of the current ISDA agreements (by counterparty), the exposure was Skr 18.3 billion, i.e., Skr 20.6 billion less than the gross exposure. Counterparties have provided Skr 2.4 billion in collateral. During 2008, collateral or cash settlements received amounted on average to Skr 3.0 billion.

24	SEK RISK REPORT 2008

Illustration 35 displays how the volume of collateral obtained varied in 2008.

Illustration 35: Volume of collateral obtained in 2008

Capital requirement credit risk

Table 36 summarizes the capital requirement for credit risk split by the IRB-approach and the standardized approach.

Table 36: Capital requirement credit risk

Capital requirement standardized approach
Skr mn
Central governments	48
Government export credit agencies	26
Corporates	34
Retail	8
Total capital requirement standardized approach	116

Capital requirement IRB-approach
Skr mn
Financial institutions	2,596
Asset backed securities	924
Corporates	1,309
Non credit-obligation assets	11
Total capital requirement IRB-approach	4,840
Total	4,956

Corporate exposures are mainly managed according to the IRB-approach. The Export Loan does, however, form an exception. For these exposures, SEK applies the standardized approach. The loan is a result of collaboration between Almi, Svensk Export-kredit (SEK), the Swedish Export Credits Guarantee Board (EKN), the Swedish Trade Council and Swedfund. Almi, which works regionally, close to small companies, manages the loans. SEK is responsible for providing capital. Almi, SEK and EKN take on different shares of the credit risk.

     For exposure in Venantius AB, which was formed by the government in 1995 and transferred to SEK in December 2008 and consequently became a new subsidiary of SEK, SEK also has authorization to use the standardized method. Venantius AB’s exposures are primarily found under the exposure classes Corporates and Retail exposures.

Market risk

In accordance with the capital adequacy regulations regarding market risk, institutions shall calculate the capital requirement for interest rate and equity price risks in the trading book, settlement risks and counterparty risks in the trading book and also exchange rates and commodity risks in the entire operation.

     A change in IFRS on October 13, 2008, approved by the EU on October 15, 2008 included an option for SEK to reclassify assets in the trading book and assets classified as available for sale (measured at fair value) to loans and receivables (measured at amortized cost). SEK has decided to exercise the option in consideration of the fact that the Company believes it has the ability to hold the assets until maturity and that there is no need for write-downs for those assets that are classificed as held to maturity or classified as, available for sale. The outstanding volume of holdings as of December 31, 2008 which has been reclassified totaled Skr 7.8 billion, with a maximum maturity of January 2012. The reclassification was made as of July 1, 2008. Consequently, SEK has no risk in the trading book as of December 31, 2008.

     SEK’s internally established limits for currency risks total Skr 15 million. As of December 31, 2008, risk totaled Skr 13 million. SEK’s total net position in foreign currency as of December 31, 2008 did not exceed two percent of SEK’s capital base, which is why SEK has not needed to calculate any capital requirement for exchange rate risk. As of the end of 2008, SEK was not exposed to any commodity risk.

     For these reasons the Company does not report any capital requirements for market risks under Pillar 1.

Operational risk

Operational risk is defined as the risk of losses as a result of inappropriate or failed processes, human error, erroneous systems or external events. The definition also includes legal risk.

     The regulations provide opportunities for companies to use different methods for calculation of capital requirements for operational risks. For calculations of these capital requirements the Basic Indicator Approach is available, which can be used without any permit from the Swedish Financial Supervisory Authority, along with the more advanced methods – the Standardized Approach and Advanced Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates its capital requirement for operational risks according to the Basic Indicator Approach.

     Operational risk exists in all types of operations within SEK and the responsibility for continual identification, monitoring and control of the risks is a clear and integrated part of the management responsibility at all levels. Since SEK’s transactions often have a long maturity and a high degree of complexity, SEK’s requirements are quite high for systems, processes and personnel in order to minimize operational risk. The comprehensive risk management that SEK carries out is often complex and there-fore involves additional operational risk, which is minimized in a corresponding way. In addition, there is a risk that SEK’s reputation could be damaged if the company does not act in accordance with applicable regulations and accepted practices, or in any other way does not live up to its commitments, including

25	SEK RISK REPORT 2008

those not explicitly expressed. Such risks are reduced through active work involving risk culture, adherence to regulations and corporate governance.

     In addition to the responsibility for operational risks with the respective managers, those responsible are in charge of security and physical security. The Head of Risk has the comprehensive responsibility for those methods that are used to identify operational risks and also for monitoring and reporting these to the executive management. As support for identifying, managing and assessing operational risks, SEK has a reporting system for incidents. The reports are reviewed and a great deal of work is done to ensure that the events are not repeated. New and larger changes in products, services and IT systems undergo a risk analysis that includes operational risk. To handle serious interruptions there are crisis and contingency plans in place in all parts of the company.

Capital requirement for operational risk

The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Table 37: Capital requirements operational risk

Skr mn
Basic indicator approach	170

26	SEK RISK REPORT 2008

Capital adequacy

Capital adequacy analysis

The transition to regulations that to a higher degree than previ-ously are based on actual risks (i.e., Basel II), may imply large changes in the minimum capital requirement. As from 2007, the capital requirement is determined, primarily, based on the new, more risk-sensitive, regulations. The legislature has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007-2009, SEK must make parallel cal-culations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules reduced to 90 percent in 2008, and 80 percent in 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For institutions whose capital requirements would decrease if the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against institutions such as SEK whose risks are lower than what is measured by the old regulations and where capital requirements would decrease if only the new regulation were applied. At the end of 2008 SEK’s total capital requirement (excluding Basel I-based transitional requirements) amounted to Skr 5,126 million. (See detailed specifications below.) The aggregated amount of SEK’s large exposures on December 31, 2008, was 81 percent of SEK’s regulatory total capital base, and consisted of risk-weighted exposures to seven counterparties (or counterparty groups), of which the majority relates to combined exposures, for which more than one counterparty is responsible for the same payments.

Table 38: Capital requirement (Pillar 1)

Skr mn
	Risk-weighted	Capital
	assets	requirement
Credit risk standardized method	1,444	116
Credit risk IRB-method	60,507	4,840
Trading book risks
Currency exchange risks
Operational risk	2,126	170
Total Basel II	64,077	5,126

Basel I based additional requirement	24,071	1,926
Total Basel II incl. additional requirement	88,148	7,052

Total Basel I	97,942	7,835

The capital adequacy ratio, calculated in accordance with Basel-II, Pillar 1, totaled 21.2 percent before consideration of the transi-tional regulations as of December 31, 2008. With the transitional regulations taken into consideration as of December 31, 2008, the ratio of capital adequacy totaled 15.4 percent, of which the Tier-1 ratio was 14.7 percent. For SEK, the formal, legal capital require-ment will decrease gradually since the new capital adequacy regulations better reflect the low risk in the credit portfolio. The increase in the capital ratio is mainly due to capital contributions obtained in 2008.

Table 39: Capital adequacy analysis (Pillar 1)

	Excl. Basel I based	Incl. Basel I based
	add. requirement	add. requirement
Total capital adequacy	21.4%	15.5%
Of which:
Related to Tier-1	20.4%	14.8%
Related to Tier-2	1.0%	0.7%
Of which:
Upper Tier-2	0.1%	0.1%
Lower Tier-2	0.9%	0.6%
Adjusted total	22.3%	16.2%
Of which:
Adjusted Tier-1	21.3%	15.5%

Capital adequacy quota	2.67	1.94

Capital base

The capital base is intended to act as a buffer against the risks to which SEK is exposed and comprises the sum of Tier-1 and Tier-2. Concisely put, the capital base consists of equity capital after various adjustments plus subordinated debt. Subordinated loans may be included in the capital base because they constitute a subordinated debt, which means that if the obligor is declared bankrupt, the holder would be repaid after other creditors, but before shareholders. Subordinated debt can be both perpetual and non-perpetual and the amount of each type that may be included in the capital base is restricted by the capital adequacy rules. The ratio of the capital base to risk-weighted assets (RWA) is the capital adequacy ratio. The ratio of the capital base to the capital requirement is the capital quota.

     There are no ongoing or expected material obstacles or any legal obstacles for a quick transfer of funds from the capital base or repayment of liabilities between SEK and its subsidiaries.

     In December 2008, the Swedish Financial Supervisory Author-ity decided on new regulations regarding calculation of the capital base, meaning that credit institutions and security companies can have a larger portion of capital other than the equity in their capital base. So-called Tier-1 eligible capital may constitute 30 percent of Tier-1 capital as opposed to the previous 15 percent. The change has had a positive effect on the Tier-1 ratio by 1.3 percentage points.

Capital contribution

On December 18, 2008, SEK’s owner, the Swedish government, contributed Skr 3 billion in new equity and the shares in the state-owned company, Venantius AB to SEK, for the purpose of further strengthening SEK’s capacity to finance the Swedish export indus-try. The Venantius Group (“Venantius”) has shareholders’ equity totaling approximately Skr 2.4 billion, loans receivable booked at approximately Skr 0.5 billion and liquidity totaling approximately Skr 1.9 billion.

     The government’s capital contribution of a total of Skr 5,440 billion (including the Skr 3 billion of cash and the equity in Venantius) has affected the capital base positively by the same amount. At the same time, the assets in Venantius have increased the capital requirement by Skr 58.4 million. The credit portfolio in Venantius has been calculated using the standardized approach in accordance with special permission from the Swedish Finan-cial Supervisory Authority.

27	SEK RISK REPORT 2008

Table 40: Capital base

Skr mn
Primary capital (Tier-1)	13,066
Supplementary capital (Tier-2)	619
Of which:
Upper Tier-2	72
Lower Tier-2	547
Total capital base	13,685

Table 41: Capital base – supplemental and deduction items

Skr mn
Equity	10,394
Equity-portion of untaxed reserves	n.a.
Adjusting items:
Expected dividend	n.a.
Items recoginzed at fair value	–30
Intangible assets	–11
Tier-1 eligible subordinated debt	2,713
50% of expected loss in accordance with IRB-calculation	n.a.
Total Tier-1 capital	13,066

Tier-2 eligible subordinated debt	546
Adjusting items:
100% of expected loss surplus IRB-calculation	73
Total Tier-2 capital	619

Subordinated debt

Table 42: Subordinated debt

Skr mn
Perpetual, non-cumulative subordinated loan(A,B)	2,777
Non-perpetual, cumulative subordinated loan(C)	547
Total subordinated debt outstanding	3,324

Of which denominated in:
Swedish krona	–
Foreign currencies	3,324

(A)	Nominal value USD 200 million. Interest payments quarterly in arrears at a rate of 5.40 percent per annum. Redeemable, at SEK’s option, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Super- visory Authority. Interest payment will not be made if SEK does not have distributable capital available for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (non-cumulative). In order to prevent the issuer being obliged to enter into liquidation, the general meeting, together with the approval of the Swedish Supervisory Authority, may decide that principal amount and any unpaid interest will be used to cover losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet, or has been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued, but unpaid, interest has been paid.
(B)	Nominal value USD 150 million. Interest payments on a quarterly basis in arrears at a rate of 6.375 percent per annum. Redeemable, at SEK’s option, on or after December 27, 2008, and quarterly thereafter at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. Interest payment will not be made if SEK does not have the available distributable capital for making such a payment. The investor’s right to receive accrued but unpaid interest will thereafter be lost (non-cumulative) . In order to prevent the issuer being obliged to enter into liquidation, the general meeting, together with the approval of the Swedish Supervisory Authority, may decide that principal amount and any unpaid interest will be used to cover losses. However, SEK cannot thereafter pay any dividend to its shareholders before the principal amount has been reinstated as debt in full in the balance sheet or has been redeemed with approval by the Swedish Financial Supervisory Authority and such accrued, but unpaid, interest has been paid.
(C)

Nominal value EUR 50 million. Matures on June 30, 2015. Interest payments on a quarterly basis in arrears at a rate of Euribor plus 0.20 percent. Redeemable, at SEK’s option, on or after June 30, 2010, and quarterly thereafter at 100 percent of the nominal value. If not redeemed, the coupon will increase to Euribor plus 1.70 percent. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

28	SEK RISK REPORT 2008

29	SEK RISK REPORT 2008

Pillar 2

Internal capital adequacy assessment process (ICAAP)

One aspect of great importance under Pillar 2 is that institutions are responsible for designing their own processes for internal capital adequacy assessment (ICAAP). This requires that institu-tions must in an overall and comprehensive manner measure their risk and assess their risk management and, on the basis of such assessment, determine their capital needs. They must also communicate their analysis and conclusions to the Swedish Fi-nancial Supervisory Authority. The ICAAP must be documented and disclosed throughout the whole company. As part of its strategy planning process, SEK’s Board of Directors and Executive Management establish the Company’s risk appetite and clear objectives with regard to the level and composition of the capital requirement.

     SEK’s ICAAP is assessed by management as being well in line with the underlying principles, intentions and evaluations of the rules and is schematically described above.

     Illustration 43 shows SEK’s internal view on types of risk and how they relate to one another, as derived from the internal capital assessment. This illustration is not, however, equivalent in detail with the Company’s actual internal capital assessment pro-cess. Illustration 43 below describes the foundation upon which the actual process rests.

     A company can assess its risks in its internal processes under Pillar 2 in two alternative ways, either (i) with an overall model for calculating the need for economic capital, or (ii), as in SEK’s case, using the consolidation method (the so-called building brick approach). In the latter method, SEK generally uses as the base the regulatory capital requirement that has been calculated according to the models and methods that are approved under Pillar 1 (i.e., for credit risk, market risk and operational risk). The assessment of the capital requirement for other risks under Pillar 2 is then complemented. Qualitative risks are also included in Pillar 2, i.e., the risks that cannot be measured in the form of positions that can be covered by capital. Instead, their management requires sufficient control measures.

Quantifiable risks (1–4)

For all quantifiable risks the analysis takes into account of the exposure amount, an assessment of risk management and operational risks directly attributable to each risk type. SEK manages individual risks separately, but some consideration is also given to the interaction between various risks.

     For internal assessment and evaluation of the capital requirements for credit risk under Pillar 2, SEK works with so-called economic capital (EC), which in comparison to the regulatory capital requirement is a more precise and risk-sensitive measurement.

Economic capital

In order to ensure continued high credit quality for SEK, and an adequate relationship between risks and the risk-carrying capital in varying possible scenarios, analyses and stress tests are carried out. An important tool in this type of analysis is SEK’s model for calculation of economic capital. The scenarios which are used are based on SEK’s commercial activities and the composition of SEK’s total portfolio. Parameters that can be used to simulate the impact of relevant scenarios are primarily ratings (rating migration), probability of default (PD), exposure at default (EAD), losses given default (LGD) and correlations. The scenario analyses and stress tests must be carried out regularly, at least once per year.

30	SEK RISK REPORT 2008

Illustration 44:The difference between the IRB-approach under Pillar 1 and the calculation of economic capital under Pillar 2.

Risk parameters	IRB-	IRB-	Economic
	Foundation	Advanced	capital
	approach	approach

Probability of	Internal	Internal	Internal
default (PD)	estimation	estimation	estimation

Exposure at	Conversion-	Internal	Internal
default (EAD)	factors*	estimation	estimation

Loss given		Internal	Internal
default (LGD)	45	estimation	estimation

		Internal	Internal
Maturity (M)	2.5 years*	estimation	estimation

Internal
(Correlations)	*	*	estimation

*	Risk parameters established by the authority. 45 percent and 2.5 years are normally applicable.

Credit risk modeling

For internal evaluation and assessment of capital requirements regarding credit risk under Pillar 2, SEK works with so-called economic capital. The need for economic capital is based on a calculation of Value at Risk (VaR), calculated with different confidence levels, such as 99.9 percent, and constitutes a central part of the company’s internal capital adequacy assessment. This calculation forms the basis for SEK’s assessment of whether the company, in addition to the calculated capital requirement under Pillar 1, should allocate capital for credit risk under Pillar 2. This approach is also complemented by a comparative analysis of the capital requirement in accordance with the so-called Basel formula and necessary economic capital. This quantitative approach is complemented with qualitative assessments.

     Below is a description of those principles that govern the analytical model for credit risk that SEK uses in its internal capital allocation. This model is then compared with the credit risk quantification under Pillar 1 (in other words, the use of the so-called Basel formula). SEK analyzes the differences between the application of these two different methods in detail through a so-called decomposition, where every significant difference in approach between the methods is analyzed separately. These differences in approach are made up of both deviations in regard to modeling approaches and differences in parameters.

     Two central components that characterize a portfolio risk model are (i) a model for correlations between counterparties, and (ii) a model for the probability of defaults for individual counterparties. SEK uses a simulation-based system to calculate the risk for credit portfolios where the correlation model takes into consideration the counterparties’ industry and domicile through a multi-factor model. In addition, the correlation model continually takes market data into consideration and the correlations are updated weekly.

     The counterparties’ probability of default is based, in prin-ciple, on the same PD-estimate that is used in the calculation of capital requirements under Pillar 1. SEK’s model also takes into consideration rating migrations and the unrealized value changes these result in. Output from the model consists of a probability distribution of the credit portfolio’s value for a specific time hori-zon; normally a period of one year. This probability distribution makes possible a quantification of the credit risk for the portfolio and through that an estimation of the need for economic capital. Quantification is carried out by calculating VaR, based on the probability distribution, at the confidence level of 99.9 percent. (In addition, the credit risk model forms the basis for a capital attribution by allocating the economic capital among each indi-vidual counterparty.)

Comparison between Pillar 1 and Pillar 2

The risk-weighted amount (RWA), for exposures to corporates and financial institutions, is calculated under Pillar 1 with the help of the Basel formula. The Basel formula can be considered a special case by SEK’s credit risk model. What this means is that if SEK’s model is simplified and parameters are established in a specific way, the model becomes, in principle, equivalent to the Basel formula. What primarily distinguishes SEK’s internal model from the Basel formula is (i) that SEK’s model has several correlation factors that drive the risk while the Basel formula is a single-factor model, (ii) that SEK’s model makes it possible to take into consideration the changes in value among exposures in connection with ratings changes while the Basel formula only includes losses that are generated in the event of default, and (iii) that SEK’s model is simulation-based while the Basel formula is an analytical formula. In addition to these model differences, SEK has, under Pillar 2, another view on the value of certain risk parameters that are prescribed under the first Pillar.

     Factors which increase the capital requirement under Pillar 2 compared to Pillar 1 include the company’s view on the loss given default (LGD), which is a more conservative view than the Basel formula provides. Another such factor which increases the need for economic capital is that the company, under Pillar 2, takes into account concentration risks that are caused by individual large exposures.

     The regulations also permit certain types of exposure to be zero-weighted under Pillar 1. It is SEK’s opinion that capital, in relation to actual risk, is also needed for such exposures. In addition to the components that also have an impact on the need for economic capital, it should be pointed out that SEK uses other correlations than those in the Basel-formula. The analyses also take into account the fact that the regulations under Pillar 1 contain a limit that is expressed in terms of an absolute level re-garding the lowest permitted probability of default (0.03 percent), which applies to most exposure classes, leading to overestimates of the credit risk for counterparties with very high creditworthi-ness. The regulations under Pillar 1 do not take into account the risk reduction resulting from a very short maturity. The company’s model for calculation of economic capital does, however, take this effect into consideration. A positive factor, from which the company is not permitted to benefit from under Pillar 1, is the full effect of risk reduction through use of guarantees and credit derivatives (i.e., combined risks, or so-called double default), as well as collateral agreements with issuers of credit derivatives. In total, with regard to credit risk, concentration risk makes up the individually largest risk contribution in the company’s compara-tive analysis.

Concentration risk

There are two different primary types of concentration risk in a credit portfolio, (i) risk caused by large exposures and also (ii) risk that emanates from sector concentration. Risks caused by large exposures arise when a portfolio has exposures to an individual counterparty that are large in relation to the portfolio as a whole. Sector concentration risk arises when a group of counterparties in the portfolio shows high internal correlations, for example, when they are in the same industry and/or active in the same geographic area.

     The correlation between different counterparties has a major influence on the total credit risk in the portfolio. The more concentrated a portfolio is in a specific sector or country, the higher the credit risk.

31	SEK RISK REPORT 2008

     In the Basel formula, which is based on a so-called single factor model, it is assumed that all counterparties are correlated with one world index. The size of this correlation for a given counter-party depends only on its probability of default (PD). The correla-tion varies between 12 percent, for those counterparties that have the highest PD-estimates, to 24 percent, for those with the lowest PD-estimates.

     Under Pillar 2, SEK uses a multi-factor model where by every counterparty is associated with one or more industry/country indices, which in turn are correlated with each other. For example, as a result of its ownership commitments, SEK has a large concentration in Sweden. The concentration does not affect the risk calculations in the Basel formula, while SEK’s portfolio risk model takes this into consideration.

     Illustration 45 and 46 illustrate how Swedish exposures con-stitute a larger percentage of the total credit risk under Pillar 2 (almost 40 percent) compared with Pillar 1 (less than 30 percent). This relation is largely a result of the fact that SEK, under Pillar 2, captures its Swedish concentration risk.

Illustration 45: Risk-weighted assets Basel II (Pillar 1)

Illustration 46:Allocated economic capital (Pillar 2)

In the Basel formula, it is assumed that the portfolio consists of a large number of small exposures to a large number of counter-parties. Such a portfolio is usually described as granular. From a risk perspective, this is the ideal situation, since a single default in such a portfolio does not have a major impact on the total portfolio value. However, in SEK’s portfolio, there are a number of individual counterparties, to whom SEK has large exposures. As opposed to the Basel formula, under Pillar 2, SEK’s credit risk model handles this kind of concentration risk.

     All counterparties in SEK’s portfolio are analyzed continually for the purpose of isolating and quantifying the effect of large exposures. If an exposure to a counterparty totals more than a specific amount, the individual exposure is manipulated via so-called shadow counterparties. The total exposure size to every shadow counterparty is then adapted so that the concentration risk is eliminated, at the same time that the sum of these shadow exposures corresponds to the original size of the exposure. By comparing the need for economic capital in the portfolio with shadow counterparties with the need for economic capital in SEK’s existing portfolio, the effects can be estimated in the form of future needs for economic capital for SEK’s large exposures. In Table 47, the company has also quantified the difference between the Basel formula’s correlation assumptions and SEK’s multi-factor model.

     In that way, capital requirements are compared for modeling, in accordance with Pillar 1 and Pillar 2, by (i) large exposures and (ii) correlations.

Illustration 47:The need for capital for different modelings of concentration risk

The capital needs in the diagram above are the capital require-ments expressed for SEK’s credit portfolio (where both large ex-posures and correlations are modeled) in accordance with Pillar 1.

     By comparing the left bar (100 percent, correlations and large exposures modeled in accordance with Pillar 1) with the right bar (153 percent, correlations and large exposures modeled in ac-cordance with SEK’s approach under Pillar 2) it is illustrated that SEK’s view on concentration risk results in a 53 percent increase in the credit risk-related need for economic capital under Pillar 2 as compared with the capital requirement under Pillar 1. How-ever, the aforementioned increase does not mean that the total capital requirement needs to increase to the same extent. There are a number of other components, which instead contribute to reducing the company’s capital requirements, for example, the effect of the company’s use of credit-risk protection.

     The middle bars show that both correlation modeling and taking into consideration large exposures contribute significantly to the total concentration risk.

Less quantifiable forms of risks (5–7)

“Propensity to risk” refers to risks that do not directly originate from quantifiable positions. The internal analysis is based on various expressions for nonquantifiable appetite for risk5. Examples of such risks are potential expansion of the business activity across industry boundaries and geographic borders, and presumptive efforts to increase market shares by, for example, temporarily relinquishing profitability.

     Earnings risk is in general terms, the risk of result deviations resulting in the capital base decreasing below the minimum requirement. Substantial fluctuations in earnings would limit the company’s financial operating freedom. In the same way, it would have an impact on the market’s assessment of the company, which would expose the company to the risk of, e.g., a weakening of its external credit rating. Profitability volatility makes achievement of the company’s long-term planning more difficult. Ambient risk is the company’s sensitivity to macroeconomic changes, microeconomic, i.e., internal industry, structural chang-es, and changes to legislation, regulations and supervision. Ambi-ent risk include both the company’s sensitivity to changes in the world around it, and inflexibility in its contingencies and the will to, when required, adapt its activities to these changes. The effects of macroeconomic changes in the world around us are analyzed

5 Risk appetite is the amount of risk that an organization is willing to accept in its efforts to achieve its goals and visions.

32	SEK RISK REPORT 2008

using stress tests and scenario analyses. Using them, we estimate to what extent changes in macroeconomic measurements (growth in GNP, employment figures, interest rates, exchange rates, share prices, and real estate prices, etc.) will be reflected in profitabil-ity and capital adequacy. In the question of the microeconomic ambient risks, the company’s sensitivity to structural changes within the industry is assessed. Ultimately ambient risk is about where and how the company in a world with continual structural changes (taking into account our competitors’ actions) safeguards its ability to generate revenue. This is where we also assess the risk that arises from defective adaptability measures.

Connection between risk-related control and governance at the corporate level

SEK’s risk related supervision and control is primarily aimed at credit, market, liquidity and operational risks. Supervision and control at the corporate level includes the entire company, in other words, all risks, but is aimed specifically at risk appetite and ambient risks.

     Table 48 shows in what way the risk-related, corporate gover-nance-related and control functions are included in different risk areas:

Strategic risk

According to SEK’s definition, strategic risk has two dimensions: (i) the risk that a chosen strategy could be proven wrong and therefore not result in the achievement of objectives; and (ii) the risk that a chosen strategy proves unable to be adapted to changes in the surrounding environment. The first dimension reflects the implementation of the chosen strategy in the form of the level of the risks. Risk management work is assessed by compiling the results of the individual assessments of credit risk, market risk, liquidity risk and operational risk. The composition and quality of the credit portfolio is a strategic decision relative to credit risk. Correspondingly, where operational risk is concerned, the company’s choice of level, e.g., regarding systems and process, is a strategic decision. Ambient risk, which covers the other dimension of strategic risk, illustrates the company’s sensitivity to changes in the surrounding world and the company’s ability to adapt its strategy to these changes.

Analysis and conclusions

The company annually assesses the development of its future capital requirements and available capital, primarily in connection with the three-year business plan being updated. One purpose behind the internal capital evaluation is to ensure that the size of the company’s capital is sufficiently in line with risks and sup-ports a high level of creditworthiness. The assessment covers the group. The business plan for the period 2009-2011 was formulated based on the situation after the first six months of 2008 and with assessments of the development of new transactions after that. New transactions are assessed in regard to who the counterpar-ties are, who is accepting the risk and also on the basis of other factors such as time to maturity, margin against Libor, possible collateral/guarantors, etc. In a similar manner, the costs of funding for different maturities are assessed so that the total margins can be calculated. Newly assessed transactions are combined in the process with existing ones, when the income statement, balance sheet and summary of risks are formulated.

     In addition, the company has implemented specific stress scenarios, in which specific assumptions have been adopted. These assumptions have originated from a worsening of the financial crisis, primarily with expected credit losses of a significant size in the financial system, resulting in a palpable weakening of financial institutions in certain countries; other industries, primarily the construction and property industries, but also the automotive industry, have been negatively impacted. The negative conditions are assessed to be of such a character that the scenario in question can be expected to occur, at most, once every 25 years. The total economic capital need (for credit risks) in the scenario increased by approximately 24 percent.

     The base scenario in the company’s ICAAP for the three-year period 2009-2011 means that the company, within the framework of its assignment, will concentrate on meeting the export industry’s need for long-term financing. Recently, this need, with the accelerated global crisis within the financial area, has increased significantly. In this situation, the company must primarily help the export industry to the exclusion of non-core markets.

     If conditions change and the market once again functions as it did before the onset of the crisis, the plan will have to be revised.

Risk appetite

SEK’s risk appetite means that the company will continue to be exposed to a high degree to banks and other financial institutions throughout the world. Such exposures are related to different types of long-term risk mitigation, whereby, as a rule, corporate risks are transformed to risks against banks and financial institutions in combination with risks against the underlying debtors as well as the company’s liquidity portfolio. In the base scenario, exposures to banks and other financial institutions will consequently be of major importance.

33	SEK RISK REPORT 2008

     In addition, the risk appetite means that exposures to gov-ernments will continue to be of great importance in SEK’s base scenario. Such exposures are related to long-term guarantees or other risk mitigation techniques for export credits protected by Export Credit Agencies or the investment of liquid funds.

     SEK has proportionally large concentration risks as a result of exposures to individual industries (primarily banks) and also regions (mainly Sweden).

     In addition, the base scenario is based on the condition that the capital market, where SEK finances operations by issuing bonds, will continue to be accessible to the company to the extent that is needed in order to be able to grant new credits which have been budgeted. Consequently, the base scenario is based on the condition that SEK will, in principle, have unchanged access to capital markets and that SEK’s refinancing risks will continue to be very low.

     SEK applies a policy that all lending (outstanding credits as well as committed undisbursed credits) must be financed over the entire term. This means that SEK shall not be forced to turn to the market and take up any new funding in order to meet the terms of lending agreements that have already been initiated. Therefore, the company has a large, and for planned operations, sufficient liquidity difference between funding and lending –which is invested in various instruments issued by banks, other parties within the financial sector (including so-called securitiza-tion positions) or corporates. As a result of uncertainty in the markets, the mark-to-market values of some of these assets have decreased along with the liquidity invested in these. During 2008, the company’s trading book has been divested (assets have been transferred to other portfolios when the possibility for this has been granted by legislation and the company has not carried out any trading that was originally intended with the holdings). How-ever, it is the company’s assessment that assets will continue to essentially fulfill the intended function and that they will be held to maturity (according to plan). The base scenario is conditional upon SEK’s liquidity management continuing to function in an uninterrupted and suitable way.

The company’s largest risks

Credit risks

The company’s greatest risks are composed of credit risks, primarily concentration risks with counterparties, mainly in Sweden, where the company’s most important market and most natural customers are located, and also globally, in the financial sector. By definition, the company’s mission involves the com-pany’s exposing itself to credit risks. Since the company’s opera-tions are also based on the possibility of refinancing on relatively good terms – which makes it possible to grant credit on competi-tive terms – which is conditional upon the company’s being, and being perceived, as an issuer with a high level of creditworthiness and a capacity to meet its obligations, the business model means that the company’s capacity to accept credit risk (risk appetite) must be used in a prudent and controlled manner.

     Currently, the company has two counterparties, which on an individual level have been identified as probable loss risks and therefore have caused reservations (write-downs) of existing receivables. The need for additional write-downs naturally cannot be excluded in the current situation with established or approaching recessions in many countries.

     The company’s return after tax would be impacted by negative 0.75 percentage points in the case of a negative Skr 100 million impact in the income statement (from credit losses or other costs).

Market risks

The company’s willingness to accept (appetite for) market risks is relatively low. As an expression of this, the company, as a rule, matches interest-bearing assets and liabilities in all material respects, and attempts to structure ba-to-back contracts including derivatives, in connection with all funding. Derivative contracts constitute an important part of the company’s contract stock, and derivatives, without exception, are perfectly matched to hedged items. For derivative contracts, the company only accepts coun-terparties where an ISDA-contract and a collateral contract exist.

     The bankruptcy of Lehman Brothers indicated that, regardless of the existence of collateral agreements, undesired market risk related to different types of derivative contracts can arise in such an event, especially when the defaulting player is of such a size that the entire market is affected.

Operational risks

In regard to operational risks, conditions are basically unchanged from before. The company’s willingness to accept (appetite for) operational risks is low.

     Strengthening of the resource base and competence in the risk classification area and valuation area is underway as are long-term projects to make closing of the accounts-valuation processes more secure and more efficient. The company’s crisis action plan has been updated during the year. This includes reserve work premises with access to servers and backups or data information. However, the company is facing many challenges due to the new, complex regulations, which in recent years have come into effect for operations. Personnel resources with relevant competence are in strong demand by many different players in the market. This results in operational risks, especially in regard to the complicated reporting that the company has to implement.

Conclusions

In summary, the assessment from the company is that expected available capital will balance the company’s expected risks in the different scenarios that the company foresees, in a way that sup-ports the company’s high level of creditworthiness. In addition, the company has the possibility of taking different actions, aimed at strengthening the capital situation in order to meet a possible negative development in addition to what has already been taken into consideration in the various scenarios. Such actions include reducing the appetite to accept new risks and entering into new transactions.

34	SEK RISK REPORT 2008

Interest rate risk in the banking book

Within SEK, interest rate risk in the banking book is measured based on the assumption of an upward parallel shift in the yield curve of one percentage point (100 basis points), thereafter the risk contribution is totaled as an absolute per currency. Fixed income positions attributable to perpetuals, shareholders’ funds and untaxed reserves are excluded from these calculations.

     The bar chart on the next page shows interest rate risk divided among the five currencies that generate the greatest interest rate risk as well as other currencies at the end of 2008. An absolute total of the risk gives SEK Skr 33 million while a net total gives Skr –22 million.

Illustration 49: Interest rate risk per currency

Skr mn

The bar chart below shows how interest rate risk, as of December 31, 2008, is divided in relation to the interest term for assets and liabilities.

Illustration 50: Interest rate risk in relation to the fixed interest term

Skr mn

As illustration 50 shows the majority of SEK’s interest rate risk is attributable to interest terms that are less than six months.

     Interest rate risk in subordinated debt: As of December 31, 2008, subordinated debt totaled USD 350 million of dollar-denominated debt, equivalent to Skr 2,713 million. Interest rate risk related to Skr 2,713 million of this volume was secured with interest rate swaps that mature during the years 2019 to 2034.

     Interest rate risk in assets corresponding to shareholders’ funds and untaxed reserves: To ensure a long-term, stable return on shareholders’ equity, it is SEK’s policy that investment of share-holders’ equity shall be made in SEK’s office property (Skr 0.1 billion) and securities with medium-length maturities. As of December 31, 2008, the volume of securities for this purpose corresponded to a book value of Skr 5.0 billion with a remaining time to maturity of 3.6 years. Sensitivity with a percentage point’s parallel shift was Skr 151.5 million at the end of 2008.

     Basis risk: The differences in the interest rate basis for different currencies lead to a risk in the case of surpluses or deficits in borrowings in relation to loans in individual currencies over a specific period. The basis risk is calculated (with the exception of surpluses in Skr, USD, or EUR) as the change in present value due to changes in interest rate bases by a certain number of basis points. Surpluses in Skr, USD and EUR are excluded from the cal-culation of basis risk since the majority of SEK’s lending is done in these currencies. Surpluses in these currencies may fairly immediately be transferred into a new type of lending, if so desired.

     Rotation risk: Rotation risk is defined as the impact on SEK’s results and/or economic position that would occur as a result of an assumed rotation of the interest rate curve (a linear twist with, at most, 0.5 percentage points in each direction). The rotation point is obtained through studies of historical yield curves with the help of so-called principal component analysis, a method that identifies significant operational patterns among these. Rotation risk is calculated per currency and the contribution is given an absolute sum for the total rotation risk.

Table 51 reports risk utilization and risk limits.

Table 51: Interest rate risk in the banking book

Skr mn		Risk
		(also see under resp.
Measure	Limit	heading)
Interest rate risk
Parallel shift
Total	70	35
of which in foreign currency		35
of which in Skr		0
Basis risk	190	57
Rotation risk	n.a.	14

Interest rate risk reporting to the Swedish Financial Supervisory Authority

SEK regularly reports interest rate risk in the banking book to the Swedish Financial Supervisory Authority in accordance with FFFS 2007:4. The calculations include all the company’s expo-sures in the banking book that contain interest rate conditions. The total interest rate risk is calculated by arriving at the net sum of the ten most significant currencies together with possible other currencies where they are later treated as a single item. If there is a possible change in value in either direction with an interest rate change of two percentage points (200 base points), exceeding 20 percent of the company’s capital base, a report must be submitted to the Swedish Financial Supervisory Authority.

Funding and liquidity risks

SEK defines funding and liquidity risk as the risk of not being able to meet its own payment obligations when due. SEK applies a conservative policy concerning funding and liquidity risks, in order to avoid liquidity risk. The policy means that all credit commitments, including undisbursed credits, must be funded through maturity. This makes it possible for SEK not to raise new borrowings in case market conditions are deemed to be disadvantageous. SEK plans to be able to continue to grant new loans at a normal pace over a period of approximately one year without having to make any new borrowings. SEK’s funding and liquidity risk is measured on the basis of different forecasts regarding the development of available funds defined as shareholders’ funds and untaxed reserves as well as borrowing in comparison with committed credits. See also illustration 54 on page 37 “Develop-ment over time of SEK’s available funds”.

     When managing liquidity risk, different time perspectives are considered. In the short term, a deficit is avoided through overnight investments in larger or smaller amounts depending on needs and the market situation. Over the long term, all credit

35	SEK RISK REPORT 2008

commitments must be fully financed through maturity, which places demands on large volumes of long-term funding. The position taken when investing liquid funds is determined with these two time perspectives in mind. The collective responsibility to ensure that short-term and long-term liquidity risk limits are adhered to lies with ALCO, while Risk Control is responsible for the control, analysis and reporting of liquidity risks.

Information about liquidity risk and funding activities

SEK’s position as a stable player in the international capital markets has been strengthened in 2008 at the same rate that the global financial crisis has worsened. During the year, SEK has been one of a very few players who have continually been able to issue bonds despite a market characterized by deep uncertainty and lack of liquidity. During the year, new funding totaled Skr 86.2 billion.

     During the year, SEK carried out 705 funding transactions and funding totaled Skr 86.2 billion, a reduction by Skr 21.8 billion compared with the previous year. The terms for SEK’s new fund-ing have been somewhat shorter than previously.

     The global market situation has led to SEK focusing primarily on structured capital market funding during the year. The Japanese and American bond markets have accounted for the dominating proportion of SEK’s new funding. In 2008, Japan was the largest funding market for SEK and 44 percent of SEK’s total funding was taken up by the Japanese market. The American market accounted for approximately 32 percent of SEK’s funding.

     In December 2008, SEK’s possibilities of ability to offer Swedish companies important long-term export financing was further improved when the Swedish government decided, via the National Swedish Debt Office, on commercial terms, to provide SEK with a loan framework totaling a maximum of Skr 100 billion. In ad-dition, SEK was given the possibility, on commercial terms, to purchase government guarantees for its new funding.

Liquidity risk from a short-term perspective

In daily management, deficits must be avoided. This is regulated with the help of established limits. SEK also has back-up facilities that function as a buffer in the event of possible deficits. In addition, during turbulent times a larger proportion of liquid funds is invested via so-called O/N-investments (deposits) to further ensure access to payment funds.

     Illustration 52 shows the average surplus that was invested in O/N Investments during 2008.

Illustration 52:Average surplus that was invested in O/N during 2008

Skr bn

Cash flow is forecast, reported and followed up with great thoroughness so that possible deficits can be handled in good time, initially through new funding or repos, and secondly through the sale of assets in the liquidity portfolio. For the purpose of ensuring access to funding, SEK has several funding programmes for maturities less than 1 year.

     Short-term funding programs are US Commercial Paper and European Commercial Papers, the latter in diverse currencies. However, currency risk is covered. In illustration 53, the fund-ing sources are presented. As of end of 2008, the total volume of short term programs was USD 7.0 billion.

Illustration 53: Funding program

Program type	UCP	ECP
Currency	USD	Multi currency
Number of dealers	5	5
Dealer of the day facility	No	Yes
Program size	3.000 MUSD	4.000 MUSD
Average usage (during 2008)	55%	60%
	270 days	364 days
Maturity	(maximum)	(maximum)

36	SEK RISK REPORT 2008

Liquidity risk from a long-term perspective

All SEK’s credit commitments are financed during the entire term. Consequently, additional funding is not required to manage commitments in existing credits. This is followed up through the reporting of maturity profiles for lending and funding in accordance with the figure below.

A part of SEK’s structured borrowing includes early redemp-tion clauses that can be triggered if certain market conditions are met. Thus the actual maturity for such contracts is associated with uncertainty. In illustration 54, funding that includes early redemption clauses has been assumed to be due at the first possible occasion. This assumption is an expression of the precau-tionary principle that the company applies concerning liquidity management. In addition, SEK also carries out various sensitivity analyses, in which different market conditions are simulated.

Diversification

To secure access to large volumes of funding, and to ensure that insufficient liquidity among individual funding sources does not constitute an obstacle to operations, SEK issues bonds with different structures, currencies and maturities. In addition, SEK carries out issues in many different geographic markets. Illustration 55, 56 and 57 illustrate some of the aspects of the diversification of SEK’s funding.

37	SEK RISK REPORT 2008

Structured bonds often create exposures to underlying market risks, normally an equity index or a foreign exchange rate. Using derivatives, these flows are converted to pure interest-based flows, which is why the net risk is only interest-rate risk. The large number of swap counterparties also reduces the impact of risk for individual failures. Illustration 58 shows the percentage of fund-ing that has been converted per swap counterparty.

Liquidity portfolio
To meet the financing requirements for long-term lending it is required that liquidity surpluses be invested in assets with a high credit quality. It is the company’s assessment that assets will be held to maturity.

Illustration 59 illustrates the holdings in SEK’s liquidity portfolio divided by exposure type, term and credit quality.

Glossary

ALCO	Asset and Liability Committee
CDO	Collateralized Debt Obligation
CDS	Credit Default Swap
CF	Conversion factor
CLO	Collateralized Loan Obligation
CMBS	Commercial Mortgage-Backed Security
EAD	Exposure at default
EC	Economic capital
EKN	Swedish Exports Credits Guarantee Board
EL	Expected loss
FFFS	Swedish Financial Supervisory Authority regulations and general guidelines
ICAAP	Intern capital adequacy assessment
IRB	Internal ratings-based approach
LGD	Loss given default
M	Maturity
O/N	Over night deposit
PD	Probability of default (within one year)
RMBS	Residential Mortgage-Backed Security
RWA	Risk-weighted assets
UL	Unexpected loss
VaR	Value-at-Risk

39	SEK RISK REPORT 2008

AB SVENSK EXPORTKREDIT, Västra Trädgårdsgatan 11B, Box 16368, SE-103 27 Stockholm, Sweden.
Telephone: +46-8-613 83 00. Fax: +46-8-20 38 94. E-mail: info@sek.se. www.sek.se